EXHIBIT 15.4

AstraZeneca PLC
Legal & Secretary’s Department
15 Stanhope Gate
London
W1K 1LN

For the attention of Justin Hoskins
By fax 020 7304 5196 & by post

Date

11 March 2008

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2007

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of certain registration statements with the US Securities and Exchange Commission, IMS Health hereby authorises you to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended 2007 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848 and No. 333-114165 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310 No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918 and No. 333-124689 on Form S-8 for AstraZeneca. A copy of the relevant pages of the Annual Report has been provided to IMS Health.

Our authorisation is subject to your acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)	IMS Health has not undertaken an Independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to

IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterise IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorisation will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

James E. Salltan. Vice President and Associate General Counsel, EMEA Region
For and on behalf of IMS Health

ACCEPTED AND AGREED
this 11th day of March 2008:

AstraZeneca PLC

By:	/s/ Justin Hoskins
Name:	Justin Hoskins
Title:	Deputy Company Secretary

2

EXHIBIT A

INTRODUCTION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	01

ASTRAZENECA AND OUR YEAR IN BRIEF

ASTRAZENECA IS ONE OF THE WORLD’S LEADING PHARMACEUTICAL COMPANIES WITH A BROAD RANGE OF MEDICINES DESIGNED TO FIGHT DISEASE IN IMPORTANT AREAS OF HEALTHCARE. BACKED BY STRONG SCIENCE AND WIDE-RANGING COMMERCIAL SKILLS, WE ARE COMMITTED TO SUSTAINABLE DEVELOPMENT OF OUR BUSINESS AND THE DELIVERY OF A FLOW OF NEW MEDICINES THAT BRING BENEFIT FOR PATIENTS AND CREATE ENDURING VALUE FOR OUR SHAREHOLDERS AND SOCIETY.

2007 IN BRIEF

>	Sales up 7% to $29,559 million.

>	Crestor sales up 33% to $2,796 million; Symbicort up 22% to $1,575 million; Seroquel up 15% to $4,027 million; and Arimidex up 10% to $1,730 million. Nexium sales down 2% to $5,216 million.

>	Our product portfolio now includes 11 medicines with annual sales of more than $1 billion each.

>	Sales up 17% in emerging markets.

>	Operating profit (excluding restructuring and synergy costs) up 8% to $9,060 million.

>	Cash distributions to shareholders totalled $6,811 million (dividends $2,641 million; share re-purchases $4,170 million).

>	Earnings per share (excluding restructuring and synergy costs) were $4.20, ahead of target.

>	Dividend up 9% to $1.87 for the full year.

>	Investment in R&D increased to more than $5 billion.

>	A record 36 new compounds were selected for development and 24 compounds progressed to first human exposure. Phase III development pipeline doubled from five to 10 projects.

>	Over 20 major externalisation deals and two significant acquisitions in the past two years.

>	Acquisition of MedImmune in June 2007 established us as a leader in biotechnology amongst our pharmaceutical peers.

>	Productivity initiatives, including restructuring programme, progressing to plan.

INTRODUCTION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	05

CHIEF EXECUTIVE OFFICER’S REVIEW

2007 was a transformational year for AstraZeneca and I am very proud of the way that my Senior Executive Team and all our employees are adapting to a challenging external environment and addressing the needs of our business.

Strengthening our pipeline continues to be our highest priority and we have made substantial progress over the past twelve months. We have also successfully delivered against our sales targets, whilst continuing to challenge all aspects of our cost base and drive productivity throughout the organisation.

The acquisition of MedImmune in June gave us a leading position in biologics technology and took us into vaccines for the first time. This was a very significant move for the Group. Increased investment in these approaches to fighting disease was key to our strategy of strengthening our ability to deliver the next generation of valued medicines. MedImmune is a leader in both biologics and vaccines and brings expertise and capabilities that span the pipeline from discovery through commercialisation. It is also a vertically-integrated company that has invested for future growth and gives us significant biologics and vaccines manufacturing capability and capacity. By combining our own biologics projects and those of Cambridge Antibody Technology under MedImmune’s leadership, I believe we have created a powerful engine to drive future development.

Our key strategic priorities are:

>	Strengthening our pipeline of new medicines from our own research laboratories and by gaining access to scientific innovation outside AstraZeneca.

>	Delivering the full potential of all our marketed medicines through rigorous life cycle management and excellent customer support.
>	Challenging our cost structure to make room for further investment in R&D and externalisation, whilst increasing access to our medicines.

Promoting a culture of responsibility and accountability is a fourth priority that underpins the other three.

As the industry changes and our business evolves, it is important that we have a workforce and style of leadership that can leverage opportunities and adapt quickly to changing circumstances. I believe that a lean infrastructure, combined with an agile mindset and a responsible approach to business, will be a critical success factor in determining our future.

STRENGTHENING THE PIPELINE
I am pleased to report very significant progress during the year. The number of phase III projects in the pipeline has doubled to 10 from five and it was a record year for our phase I development pipeline with 24 new molecules entering first tests in man, compared with 12 in 2006. Importantly, we are also improving the quality of our early phase pipeline by researching the use of biomarkers, to give us an indication early in the discovery process of any toxicity or other signals that might impede progression of a molecule at a later stage.

It is just as important to gain access to leading science from outside AstraZeneca and our externalisation programme has delivered over 20 major deals in the last two years, as well as the acquisitions of Cambridge Antibody Technology and MedImmune.

We also continue to partner with external organisations that share our commitment to finding novel solutions for important areas of healthcare. During 2007 we formed a number of important new collaborations, including one with Bristol-Myers Squibb Company to co-develop and co-commercialise saxagliptin and dapagliflozin, two products in development for the treatment of Type 2 diabetes.

VALUED MEDICINES
At AstraZeneca, we take great pride in our track record of pharmaceutical innovation which spans seven decades and includes the introduction of many world-leading medicines. The key products in our range continue to make a difference for millions of patients around the world every day.

We remain focused on leveraging the full potential of our range and delivered a growth in sales during 2007 despite pricing challenges in key markets in Europe and the US, where payers and healthcare providers have been wrestling with the dual challenge of a growing demand for healthcare as a result of the ageing population and continued public demand for the benefits that modern medicines provide.

Highlights in 2007 included:

>	Seroquel XR, the sustained release form of our schizophrenia therapy, was launched in the US. It was also approved for sale in Canada and The Netherlands and the EU mutual recognition process has been completed, paving the way for launches in other European markets in the coming months. Regulatory submissions for Seroquel XR for the treatment of major depressive disorder and generalised anxiety disorder are planned for 2008.

>	The atherosclerosis label for our statin, Crestor, has been approved in the US, reflecting its efficacy in slowing the progression of atherosclerosis in adult patients with elevated cholesterol as an adjunct to diet.

>	We launched our asthma therapy, Symbicort, in the US and our innovative Symbicort Maintenance and Reliever Therapy (Symbicort SMART) is proving popular with patients in many European countries because, by combining both maintenance and rapid relief therapies in a single inhaler, it puts them more in control of their variable disease.

>	Nexium continues to be the strongest performing branded proton pump inhibitor in the US, although the highly competitive market and the challenge of generic omeprazole are both significant. In the emerging markets, Nexium continues to show very strong growth.

>	Arimidex remains the product of choice for post-menopausal breast cancer patients and its sales are firmly in line with market growth.

In the emerging markets of Asia, Eastern Europe and Russia, we have continued to build our business focusing on maximising our sales today whilst investing to broaden access to our medicines in future. During the year, we opened a new Process R&D facility

INTRODUCTION
06	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

in Bangalore, India, to add to the existing R&D facility and we are investing in a new centre for translational medicine in Shanghai, which will focus on researching medicines especially designed to help patients in China.

In Japan, the world’s second largest pharmaceutical market, we are working with the authorities to increase the range of medicines available to Japanese patients. Mutual recognition of research data generated in other Asian countries means that we are able to progress more quickly with dedicated studies for these markets.

Inevitably, as a successful, research-based pharmaceutical company, this year we have received further challenges to some of our patents, the details of which are set out elsewhere in this report. We will maximise the value of our intellectual property and will vigorously defend our patents in order to protect the many years of research, and the considerable investment, which have delivered the medicines to which those patents relate.

BECOMING LEAN AND AGILE
In 2007, we accelerated our focus on productivity, recognising the pressure on the industry to deliver more with less. In the first quarter we made the first significant announcement of role reductions associated with the implementation of our asset strategy review. As a result of this review, we have changed the manufacturing pattern across our operations and have addressed excess manufacturing capacity in some areas. Our drive is to maximise the efficiency of our supply chain whilst maintaining the highest possible standards of quality and security of supply at every stage.

At the half-year, we announced further job reductions resulting from productivity improvements in other areas of the business. The full implementation of these reductions will take until 2009. However, they reflect important efficiency improvements including: the centralisation of clinical data management to a single approach managed at two locations; re-shaping the sales force in several European countries to be able to better respond to changes in the respective national healthcare systems; the establishment of a single, global contract with IBM for information technology services and support; and the globalisation of functions such as Human Resources and Regulatory Affairs.

Implementing changes that involve the loss of loyal employees is one of the hardest tasks for a Chief Executive Officer and 2007 has been particularly challenging in this respect. Throughout, we have consulted fully with staff representatives and acted in line with local labour laws. We have also provided appropriate support to help individuals to pursue their careers beyond AstraZeneca and have engaged with the communities around our affected sites to mitigate the local impact.

DOING BUSINESS THE RIGHT WAY
As we drive the business forward, maintaining our fundamental commitment to corporate responsibility (CR) remains a top priority. We continuously work to ensure that our high level values are translated into consistent actions and behaviours worldwide that are aligned with, and support the achievement of our strategic business objectives.

In 2007, we further strengthened our CR leadership and governance to make sure that we have appropriate systems in place for identifying the risks and opportunities associated with our CR, together with effective frameworks for managing them and driving compliance with all relevant policies and standards. As part of this, we reviewed and expanded our Code of Conduct to provide clear direction and guidance for all our staff on what is required of them. The new Code is being translated into over 40 languages and will be distributed to all our employees in early 2008. In addition, since the acquisition in June, we are working closely with MedImmune, which has its own long-standing commitment to working responsibly, to make sure that our policies and standards are aligned.

CR targets and measures are included in our business performance management framework and related objectives are being included in personal targets at all levels to support the integration of CR management across the full range of our business activities.

You can read about key aspects of our commitment to doing business the right way, and our performance, throughout this report and further details are provided on our website, astrazeneca.com/responsibility. We are making progress, but in the ever-changing world in which we live, there will always be work to do to ensure that AstraZeneca is not only valued as a source of great medicines, but also trusted for the way in which we do business worldwide.

SENIOR EXECUTIVE TEAM CHANGES
There were several important changes to my Senior Executive Team during 2007. Following the departure of Jon Symonds at the end of July after a decade of outstanding service, we welcomed Simon Lowth as our new Chief Financial Officer at the beginning of November. During the year, Lynn Tetrault also joined the team as Executive Vice-President, Human Resources and Corporate Affairs, following the retirement of Tony Bloxham. The responsibilities of Tony Zook, President and Chief Executive Officer, North America were extended to include Global Marketing following the departure of Martin Nicklasson to pursue his career outside AstraZeneca. David Mott, President and Chief Executive Officer of MedImmune, also joined the team following the completion of the acquisition of MedImmune in June.

LOOKING AHEAD
We will continue our drive to broaden access to our existing medicines, improving adherence by refining the dosage and delivery mechanisms and providing support to physicians and carers. While building our business in mature markets, we will also develop the promising foundations we have in emerging markets. Driving productivity and cost reduction will continue to be a priority whilst still maintaining the levels of strategic investment in R&D needed to push the boundaries of medical science for the benefit of patients around the world.

Whilst we cannot predict with precision what the next decade will look like for our business, we do know that the environment in which we operate will continue to present new challenges and opportunities. I am confident that AstraZeneca has the strategy, skills and resources that will enable us to anticipate, and adapt quickly and effectively to the changes that our business faces. Above all, our single-minded determination to succeed will ensure that we will continue to stay focused on our mission to deliver great medicines and a business performance that creates enduring value for our shareholders.

DAVID R BRENNAN
Chief Executive Officer

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	13

BUSINESS ENVIRONMENT

In this Business Environment section, unless otherwise specified, sector-wide market data (those data not specific to AstraZeneca or any of our products) are based on moving annual total (MAT) data for the third quarter of 2007, and the 2006 comparisons are based on MAT data for the fourth quarter of 2006.

GROWING DEMAND FOR HEALTHCARE
There remains a strong fundamental demand for healthcare that underpins the industry’s future growth prospects. Although this growth is slowing as a result of increased pressure on healthcare budgets in certain key established markets and evolving generic competition, specific elements that continue to contribute to the strength of the industry include:

>	The increasing number of people who can access the highest standards of healthcare, especially among the elderly, who represent a rising proportion of developed nations’ populations.

>	Many diseases are under-diagnosed, sub-optimally treated or do not have effective therapies.

The demand for healthcare will be met not only by existing therapies but also by new ones originating from advances in both the understanding of the biology of disease and the application of new technologies. Innovative new products have been launched by the industry in recent years, which are both changing therapeutic approaches and improving the quality of life for patients.

In addition, fast-developing economies such as China and India continue to offer new opportunities for the industry to gain access to an expanding number of patients who can benefit from medicines. Pharmaceutical companies that are able to make efficient investment decisions, fully utilise their intellectual property and manage relationships with their stakeholders should be well positioned to benefit from the demand for healthcare and the new opportunities for the industry.

WORLD MARKETS
The world pharmaceutical market in 2007 was valued at $629 billion. This represents an increase in constant US dollar terms of 6% over the year, down from 7% during 2006. The US is still the world’s largest pharmaceutical market, accounting for $286 billion (45%) of total sales. US growth fell to 6% in 2007 (from 8% in 2006), as growth driven by the 2006 Medicare Part D prescription drug benefit scheme peaked, so removing a counter to the impact on market value of increasing cost-containment pressures from payers, continuing patent expiries for branded medicines and the consequent increase in the use of generic pharmaceuticals. Japan is the second largest pharmaceutical market with sales of $57 billion (9% of worldwide sales). Market growth during 2007, on a constant exchange rate basis, was 2%, up from 1% in 2006.

Europe accounts for 30% of the world market and experienced growth of 6% in 2007, up from 5% in 2006. Growth across major markets in Europe ranged from -1% in Italy to 10% in Spain, with Germany, France and the UK showing growth of 4%, 6% and 5%, respectively.

Asia Pacific and Latin America accounted for 7% and 4%, respectively, of worldwide sales. Notable growth from countries in these regions in 2007 came from China (sales of $13.1 billion, growth of 22%), Brazil (sales of $9.6 billion, growth of 10%), Korea (sales of $9.5 billion, growth of 10%) and India (sales of $6.4 billion, growth of 12%), which ranked ninth, 10th, 11th and 15th respectively in world markets.

BIOLOGICS AND VACCINES
The biopharmaceuticals industry develops vaccines and medicines based on proteins such as monoclonal antibodies (MAbs), often referred to as ‘large molecules’ in comparison to chemical compounds that are usually much smaller. In 2007, biological products contributed to about 24% of the sales of the top 100 drugs worldwide (20% in 2006) and some forecasters predict that this proportion could grow to about 37% by 2012. The rate of growth for biological products together with vaccines has been faster than the small molecule segment during the last few years and this trend has been forecast to continue in the immediate future. Some forecasters predict that the compound annual growth rate for the biopharmaceutical market could be 13% in the period up to 2010.

Biological products are, in general, more complex to manufacture compared to small molecule drugs because they are effectively made by generating biological material from cells or other living tissue, rather than through the process of chemical synthesis used for small molecule pharmaceuticals. Essential for this biological manufacturing is a high degree of fermentation, purification and formulation expertise, which biotechnology companies have typically developed as a result of their work and investment over a number of years. The regulatory regimes for ‘biosimilars’ or ‘follow-on biological products’ (similar versions of existing biological products) are also far less developed than those for generic pharmaceutical drugs, although in Europe and increasingly in the US, formal paths leading to the approval of biosimilars are being evaluated by regulatory authorities. These factors can help produce longer product life cycles for biological drugs compared to traditional pharmaceutical products. Biopharmaceuticals typically have a higher success rate from when a biological drug is tested in man for the first time until it is approved for marketing. This is particularly the case up to the end of phase I development when biological drugs often have a more predictable pharmacokinetic and toxicity profile compared with small molecule pharmaceuticals at the same stage of development.

DIRECTORS’ REPORT
14	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

BUSINESS ENVIRONMENT CONTINUED

THERAPY AREA ENVIRONMENT
According to the World Health Organization (WHO), the greatest burden of disease is in non-communicable disease. Conditions such as malignant tumours, ischaemic heart disease, diabetes, cerebrovascular disease, chronic obstructive pulmonary disease (COPD), schizophrenia, bipolar disorder and asthma are significant contributors. However, communicable diseases are also increasing, due primarily to emerging bacterial and viral resistance and an increase in incidence of tuberculosis, and remain a major cause of disease in the developing world.

Our resources, skills and experience are focused on the following therapy areas, which together represent a significant proportion of the worldwide burden of disease:

Cardiovascular (CV)
CV disease claims more lives each year than the next four leading causes of death combined. It accounts for 17 million deaths worldwide annually, making it the greatest risk to life for most adults. CV is also the single largest therapy area in the global healthcare market, with a world market value of $145 billion. One in three adults has some form of CV disease, including diseases such as high blood pressure (market value $51 billion), abnormal levels of blood cholesterol (market value $34 billion), thrombosis – including heart attacks and stroke (market value $19 billion) and diabetes (market value $23 billion). High blood pressure and abnormal levels of blood cholesterol are well known to damage the arterial wall and thereby to lead to atherosclerosis. The most important and frequent manifestations of atherosclerosis are heart attacks and stroke due to thrombin formation in association with ruptured atherosclerotic plaque. Diabetes is associated with an increased risk for a number of serious, sometimes life-threatening complications, including heart attack, stroke, blindness, kidney disease, nervous system disease and amputations. Heart disease death rates among adults with diabetes are two to four times higher than the rates for adults without diabetes. Diabetes is the most rapidly increasing risk factor for CV disease, driven by a dramatic increase in obesity on a worldwide scale. In the US, 21 million people suffer from diabetes and two in five people with diabetes still have poor cholesterol control, one in three have poor blood pressure control and one in five have poor glucose control.

Gastrointestinal (GI)
The world GI market is valued at $37 billion, of which the proton pump inhibitor (PPI) market represents $25 billion. In the West (ie Europe and North America combined), according to different estimates, between 10% and 20% of adults suffer from gastro-oesophageal reflux disease (GERD). The prevalence rate of GERD in Asia is lower but increasing.

In spite of effective treatments with PPIs, around 40% of patients do not achieve full relief from symptoms.

Neuroscience
The neuroscience market value totals approximately $120 billion. It comprises psychiatry (market value $53 billion), neurology (market value $35 billion), analgesia (market value $27 billion) and anaesthesia (market value $4 billion). The medical need continues to be significant in all of these areas. For example:

>	Depression and anxiety disorders remain under-diagnosed and under-treated, with 15% of the population suffering from major depression on at least one occasion in their lives. Schizophrenia affects around 1% of the population, and 17 million people suffer from bipolar disorder across the major markets.

>	Alzheimer’s disease affects approximately 24 million people worldwide today, with this number predicted to reach 40 million by 2020. Further, current therapy has a modest symptomatic effect and does not significantly modify the course of this progressive neuro-degenerative disorder.

>	Chronic pain, which affects over 20% of the population, is a significant medical need, with pain management the most common reason for seeking medical care.

Cancer
The world market value for cancer therapies is $39 billion and increasing strongly. Despite dramatic advances in treatment, cancer remains the second highest cause of death in developed countries, and epidemiological evidence points to this trend now emerging in the less developed world. At present cancer accounts for 7.6 million (or 13%) of all deaths worldwide annually, with these numbers projected to continue rising, resulting in an estimated nine million deaths from cancer in 2015 rising to 11.4 million in 2030. Globally, lung cancer kills more people than any other tumour type. However, there are significant differences in the pattern and severity of disease between Asian and Western populations. Whilst breast, prostate and colorectal cancers are common in the West, gastric and liver cancers are more prevalent in Asia.

Respiratory & Inflammation (R&I)
The respiratory world market value is $48 billion. The WHO estimates that 100 million people worldwide suffer from asthma and more than twice that from COPD, which is currently the fifth leading cause of death in the world with further increases in the prevalence and mortality of the disease predicted for the coming decades. The inflammatory market is estimated to be worth $17 billion, with nearly 50% being for the treatment of rheumatoid arthritis. Biological therapies dominate the inflammatory market in terms of sales value.

Infection
The world market value for the treatment of infection is $67 billion, with anti-bacterials accounting for approximately half and anti-virals a quarter of this value. World demand for antibacterial antibiotics remains high, due to escalating resistance and the increased risk of serious infections in both immunosuppressed patients and ageing populations. The need for new, effective anti-virals, either for prevention or as treatment, is apparent in many viral syndromes where there are currently few satisfactory options. For instance, the hepatitis C virus infects an estimated 170 million people worldwide, but therapy for the strains that predominate in the US and Western Europe require 12 months’ treatment and produces a durable cure in only 50% of patients. Respiratory syncytial virus (RSV) is the most common cause of infant hospitalisation in the US. Approximately one-half of all infants are infected with RSV during the first year of life and nearly all children in the US have been infected by the time they reach their second birthday. Unlike other viral infections, there is no natural immunity created by RSV, so repeated infection is likely and common. Additionally, tuberculosis remains a worldwide threat and is newly diagnosed in approximately two million people every year in India alone and over eight million people worldwide.

Information about the medicines we have or are developing in the above disease areas and our 2007 product performance is set out on pages 50 to 68.

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	51

CARDIOVASCULAR (CV) MEDICINES CONTINUED

WE ARE A WORLD LEADER IN CV MEDICINES, BACKED BY OVER 40 YEARS’ EXPERIENCE. WE AIM TO BUILD ON OUR STRONG POSITION, FOCUSING ON THE GROWTH AREAS OF DYSLIPIDAEMIA, THROMBOSIS, TYPE 2 DIABETES/OBESITY, ATHEROSCLEROSIS AND ATRIAL FIBRILLATION.

that Crestor users had a similar incidence of CV events to users of other statins at a median duration of therapy of 100 days. However, amongst patients who were on statin therapy for nine months or longer, the incidence of events was significantly lower in Crestor users. These studies have limitations typical of observational research. The large Crestor post-marketing surveillance programme in Japan was successfully completed in April 2007, when it was confirmed that the safety of Crestor for Japanese patients was in line with other statins.

In December 2007, we filed patent infringement actions against seven generic drug manufacturers in response to receiving notices stating that they had filed abbreviated new drug applications (ANDAs) in the US certifying their intent to market generic copies of Crestor before the 2016 expiry of our patent covering the active ingredient in Crestor. We did not file patent infringement actions against two other generic drug manufacturers that similarly filed ANDAs seeking approval to market generic copies of Crestor. Those ANDAs seek approval to market products only after expiration of the patent covering the active ingredient in 2016. Further information about the ANDAs in respect of Crestor is set out in Note 27 to the Financial Statements on page 158. We continue to have full confidence in our intellectual property protecting Crestor and will vigorously defend and enforce it.

Atacand continues to be well accepted and competes in the fastest growing sector by value (angiotensin II antagonists – plain and combinations with diuretic) of the global hypertension market. A 32mg dose is available to support the use of Atacand in hypertension and congestive heart failure. Launches of the 32mg dosage strength outside the US continued during the year, and this strength is now available in most major markets. The clinical programme (DIRECT) investigating the effect of Atacand (up to 32mg dosage) on retinopathy in hypertensive and normotensive diabetic patients continued during 2007.

PIPELINE
Diabetes/obesity
In January 2007, we announced a worldwide (except Japan) collaboration with Bristol-Myers Squibb Company (BMS) to develop and commercialise two investigational compounds discovered by BMS being studied for the treatment of Type 2 diabetes – saxagliptin and dapagliflozin. We will set the development and commercial strategy for the two compounds jointly with BMS.

Saxagliptin is being studied as a once-daily oral anti-diabetic to determine its efficacy and safety profile. Saxagliptin was specifically

PRODUCTS
Crestor has now been approved in 91 countries and launched in 76, including the US, Canada, Japan and the majority of EU countries. Crestor was launched in China in April 2007.

Dyslipidaemia is increasingly recognised as a major health issue. Of those people currently being treated for high cholesterol, only about half reach their cholesterol goal on existing treatments. In multiple clinical studies, Crestor has been shown to be highly effective in lowering low-density lipoprotein cholesterol or ‘bad cholesterol’ (LDL-C), allowing the majority of patients to reach their LDL-C goals with the 10mg usual starting dose. Additionally, Crestor produces an increase in high-density lipoprotein cholesterol or ‘good cholesterol’ (HDL-C), an effect that is observed across the 5, 10, 20 and 40mg doses. At its usual 10mg starting dose, Crestor has been shown to reduce LDL-C by up to 52% and raise HDL-C by up to 14%.

Our extensive, long-term global clinical research programme (GALAXY), which began in 2002, includes studies that investigate the effect of Crestor on CV risk reduction and patient outcomes. The programme involves over 63,000 patients in over 55 countries.

The GALAXY programme was designed to address important unanswered questions in statin research by investigating links between optimal lipid control, atherosclerosis and CV morbidity and mortality. So far, a number of the studies have been completed and we have seen data from three atherosclerosis studies, ORION, ASTEROID and METEOR. The ORION study examined the potential for Crestor to shrink the lipid-rich necrotic core of plaques and so improve their stability, while the ASTEROID study examined the effect of Crestor on coronary atherosclerosis. The METEOR data, reported in March 2007, showed that Crestor significantly slowed progression of atherosclerosis compared with placebo in people with early signs of carotid artery disease and at low risk of coronary heart disease. In November 2007, the US Food and Drug Administration approved Crestor as an adjunct to diet for slowing the progression of atherosclerosis in patients with elevated cholesterol. Crestor is the only statin with a broad atherosclerosis indication in the US (irrespective of disease severity or location and not restricted to patients with coronary heart disease), an important differentiation from other cholesterol-lowering products. In addition, the Crestor prescribing information in Europe was updated in July 2007 to incorporate positive atherosclerosis data from the METEOR study. In January 2008, we announced the launch of a new clinical trial for Crestor, called SATURN, designed to measure the impact of Crestor 40mg and atorvastatin (Lipitor™) 80mg on the progression of atherosclerosis in high-risk patients. The study is expected to enrol more than 1,000 patients across the world and should be completed in 2011.

Data from the CORONA multi-national study in patients with advanced heart failure were presented at the American Heart Association 2007 Scientific Sessions in November 2007. CORONA was a novel study that examined the effect of adding Crestor 10mg to optimised treatment on CV mortality and morbidity and overall survival in elderly patients with advanced heart failure who were not candidates for statin therapy. CORONA showed an 8% reduction in the combined primary endpoint of CV death, myocardial infarction or stroke in patients with heart failure taking Crestor 10mg, which did not reach statistical significance. This reduction was primarily driven by a decrease in atherosclerotic events, such as stroke and myocardial infarctions. In addition, significantly fewer hospitalisations occurred in patients on Crestor compared to placebo, whether due to any cause, cardiovascular causes, or worsening heart failure. Crestor 10mg was well-tolerated, with a safety profile similar to placebo in a very high-risk study population. Further clinical trials of Crestor as part of the GALAXY programme are continuing and are due to report over the next few years.

Data from two pharmacoepidemiological observational studies investigating the incidence of CV events in over 470,000 patients taking statins (including Crestor) in routine clinical practice were presented in October 2007. The results from one study, conducted in The Netherlands, with a median duration of therapy of 11 months suggest that patients taking Crestor had significantly fewer CV events compared to patients taking simvastatin and pravastatin. The results from the other study, conducted in the US, showed

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52	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

CARDIOVASCULAR (CV) MEDICINES CONTINUED

designed to be a selective and durable inhibitor of the DPP-4 enzyme, which regulates hormones that control plasma glucose levels. Phase III clinical trials to evaluate the efficacy and safety of saxagliptin are fully recruited. We plan to file a regulatory application for saxagliptin in the US in the second quarter of 2008. Results from a phase III trial were announced at the American Diabetes Association meeting in June 2007 and demonstrated that saxagliptin, when used as an add-on therapy to metformin, improved glycaemic control in adult patients with Type 2 diabetes, compared with the use of metformin alone, during 24 weeks of treatment.

Dapagliflozin is being studied as a once-daily oral anti-diabetic in the class of sodium-glucose contransporter 2 (SGLT2) inhibitors. Dapagliflozin is a selective SGLT2 inhibitor, and has the potential to be first in this novel class of anti-diabetics. It is designed to be used both as monotherapy and in combination with other therapies for Type 2 diabetes.

Phase IIa data presented at the 2007 American Diabetes Association meeting demonstrated that administration of dapagliflozin reduced fasting serum glucose in patients with Type 2 diabetes when administered for 14 days alone or concomitantly with metformin.

In addition to saxagliptin and dapagliflozin, we have compounds in the area of diabetes and obesity in the cannabinoid receptor inhibitor class, as well as glucose kinase activating compounds in early patient testing.

Atherosclerosis/dyslipidaemia
In August 2007, we confirmed that the fixed-dose combination treatment of Abbott’s next generation fenofibrate (ABT-335) and Crestor will progress into phase III development. The single pill would target all three major blood lipids: LDL-C ‘bad cholesterol’, HDL-C ‘good cholesterol’ and triglycerides.

In April 2007, we terminated our licensing and collaboration agreement with AtheroGenics, Inc. for AGI-1067. AGI-1067, an investigational anti-atherosclerotic agent, was studied in the ARISE phase III clinical outcomes trial involving more than 6,000 patients with coronary artery disease, but the trial failed to meet its primary endpoint.

Thrombosis
AZD6140 is the first reversible, oral, adenosine diphosphate (ADP) receptor antagonist. AZD6140 selectively and reversibly binds to the platelet receptor, in contrast to the irreversible binding seen with thienopyridines. The selective and reversible binding of AZD6140 means that platelet function recovers as drug plasma levels decline. AZD6140 is being developed to reduce the risk of thrombotic events in patients diagnosed with acute coronary syndromes (ACS). AZD6140 is currently being studied in the phase III PLATO clinical trial. This is a head-to-head outcomes study to determine if AZD6140 is superior to clopidogrel for reducing the risk of thrombotic events in patients with ACS. It is being conducted in over 40 countries at up to 1,000 investigational centres and will include approximately 18,000 ACS patients.

In anti-coagulation, our principal project is AZD0837, an oral, direct thrombin inhibitor in late phase II testing. An extended release formulation is being developed, giving the possibility to use once-daily dosing without significant peak-trough variability, in other words reduced variability in anti-coagulation effect throughout the dosing interval.

Atrial fibrillation
Our lead compound is AZD1305, an atrial repolarisation-delaying agent, which has progressed into phase I testing in man.

PERFORMANCE 2007
Reported performance
Reported CV sales rose by 9% from $6,118 million in 2006 to $6,686 million in 2007. Continued strong growth from Crestor more than offset the significant declines in Seloken/Toprol-XL.

Underlying performance
Excluding exchange effects, CV sales grew by 5%. Crestor sales increased by 33% to $2,796 million. In the US, Crestor sales for the full year were $1,424 million, a 24% increase over 2006. Total prescriptions in the US statin market increased 8% for the year; Crestor prescriptions were up 22%. Crestor share of total prescriptions in the US was 8.6% in December 2007, marginally down from the 8.7% recorded in December 2006. Sales outside the US for the full year increased 45% to $1,372 million, nearly half the total worldwide sales for the product. Sales were up 26% in Western Europe with good growth in France and Italy. Sales in Canada increased 43%. The launch in Japan continues to progress well, with Crestor achieving an 8.8% volume share in November 2007.

Global sales of Seloken/Toprol-XL fell by 22% to $1,438 million. US sales of the Toprol-XL product range, which includes sales of the authorised generic were down 30% for the full year, as the full range of dosage strengths were subject to generic competition from August 2007. Generic products accounted for 85% of dispensed prescriptions in the fourth quarter and the Toprol-XL product range declined by 69% in that period compared with 2006. Sales of Seloken in other markets were up 5% for the full year as a result of growth in Emerging Markets.

Atacand sales in the US were unchanged for the full year whilst sales in other markets increased 12%.

Continued small declines were seen in Zestril (down 10% to $295 million) and Plendil (down 7% to $271 million), with general global falls compensated by increases in discrete markets.

PERFORMANCE 2006
Reported performance
CV sales were up by 15% on a reported basis, rising from $5,332 million in 2005 to $6,118 million in 2006. The strong performance of Crestor was the principal driver of growth.

Underlying performance
Excluding exchange effects, CV sales grew by 15%. Annual sales for Crestor exceeded $2 billion for the first time in 2006 and, since launch in early 2003, more than 70 million prescriptions have been written. Crestor sales in the US were up 57% to $1,148 million for the year. New prescriptions for statins in the US were up 18%; Crestor new prescriptions were up 58%. Crestor new prescription market share in December 2006 was 9.6%. In other markets Crestor sales increased by 61% on good growth in Europe (up 56%) and in Asia Pacific following launch in Australia and Japan in the second half of 2006.

Sales of Toprol-XL in the US were up 7% for the full year to $1,382 million. Total prescriptions in the US increased by 10% versus 2005. The November 2006 launch of Sandoz’s generic 25mg metoprolol succinate product in the US was followed by an announcement that we had entered into a supply and distribution agreement with Par Pharmaceutical Companies, Inc. to distribute an authorised generic version of the same 25mg dosage strength in the US market. As a consequence, adjustments were taken in respect of pipeline inventory in the marketplace with the effect that sales are now being recognised as prescriptions are written. Sales of Seloken in other markets were down 7% for the full year to $413 million.

Atacand sales in the US were up 12% to $260 million with new prescriptions up 7%. In other markets, Atacand sales were up 14% to $850 million.

Plendil sales were down 24% as a result of generic competition in the US market, where Plendil sales declined by 71% to $24 million.

DIRECTORS’ REPORT
54	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

GASTROINTESTINAL (GI) MEDICINES CONTINUED

WE AIM TO DEVELOP OUR LEADING POSITION IN GI TREATMENTS BY FOCUSING ON LIFE CYCLE INITIATIVES FOR NEXIUM TO GAIN FURTHER MARKET PENETRATION BY BROADENING ITS USE, COUPLED WITH INNOVATIVE RESEARCH AND DEVELOPMENT OF NEW THERAPIES FOR GASTRO-OESOPHAGEAL REFLUX DISEASE (GERD).

In December 2006, the European Patent Office (EPO) ruled that one of the European substance patents for Nexium would be rejected following an appeal from the German generic manufacturer, ratiopharm GmbH. The original expiry date for this patent was 2014. Although disappointed with the EPO decision, we continue to have full confidence in the intellectual property portfolio protecting Nexium. This portfolio includes process, formulation, method of use and additional substance patents with expiration dates ranging from 2009 to 2018. In October 2007, the EPO Opposition Division ruled that the European process patent for Nexium is valid in amended form, in response to opposition proceedings commenced by ratiopharm. In January 2008, ratiopharm filed a notice of appeal against this decision. In November 2007, the EPO Opposition Division ruled that a European patent for the multiple unit pellet (MUPS) formulations of Losec and Nexium is valid in amended form, in response to opposition proceedings from generic manufacturers. Both the process patent and the MUPS patent expire in 2015. In addition to these patents, Nexium has data exclusivity valid until 2010 in most major European markets.

In the US, we are continuing to pursue patent litigation against various generic manufacturers who have filed abbreviated new drug applications (ANDAs) and are seeking to market esomeprazole magnesium products before the expiration of certain of our patents relating to Nexium.

During 2007, we received additional notices that ANDAs had been filed by generic drug manufacturers in respect of 20 and 40mg delayed-release esomeprazole magnesium capsules. Details of these ANDA filings and of continuing litigation are set out in Note 27 to the Financial Statements on page 158.

The rejection of our European substance patent relating to Nexium should not have any substantive impact on our ability to uphold and enforce our Nexium patents in the US. We have several US patents covering Nexium, all of which can be differentiated from the rejected European patent. As a result of the expiration of 30-month stays during which the FDA may not approve ANDAs, an ‘at risk’ launch by a generic drug manufacturer of 20 and/or 40mg delayed-release esomeprazole magnesium capsules may occur in the US in 2008.

PRODUCTS
Nexium, for the treatment of acid-related diseases such as gastro-oesophageal reflux disease (GERD), was first launched in Sweden in August 2000 and is now available in approximately 100 markets, including the US, Canada and all EU countries. It has been generally well received by patients and physicians alike and close to 746 million patient treatments were administered by the end of 2007. Nexium has been evaluated in clinical studies involving around 85,000 patients in over 62 countries and offers very effective acid inhibition.

GERD is a common disease that affects patients’ daily lives. In the treatment of reflux oesophagitis, Nexium provides healing in more patients than Losec/Prilosec, lansoprazole or pantoprazole. It is an effective, long-term therapy for patients with GERD, with or without oesophagitis (in the US, the long-term indication is only for patients with GERD with oesophagitis). For the treatment of active peptic ulcer disease, seven-day Nexium triple therapy (in combination with two antibiotics for the eradication of H.pylori) heals most patients without the need for follow-up anti-secretory therapy.

Nexium is approved for the treatment of children aged 12 to 17 years with GERD in both the US and the EU. During 2007, Nexium was also approved for the age group one to 11 years in Canada and Sweden, and an approvable letter for this group was received in the US. Nexium is approved in the US, the EU, Canada and Australia for the treatment of patients with the rare gastric disorder, Zollinger-Ellison syndrome.

Nexium is approved in Europe for the healing and prevention of ulcers associated with non-steroidal anti-inflammatory drug (NSAID) therapy. In the US, Nexium is approved for the reduction in the risk of gastric ulcers associated with continuous NSAID therapy in patients at risk of developing gastric ulcers. Trials are continuing to further evaluate a combination of Nexium and low-dose acetylsalicylic acid (ASA, for example Aspirin™) in patients at risk from low-dose ASA-associated peptic ulcers. These patients need to stay on low-dose ASA for CV protection but also need protection from the risk of developing peptic ulcer (due to the ulcerative properties of ASA).

The parenteral form of Nexium, which is used when oral administration is not applicable for the treatment of GERD and upper GI side effects induced by NSAIDs, is approved in 86 countries including the US and all EU countries. A continuing study of Nexium for the treatment of patients with peptic ulcer bleed will be finalised during 2008.

The US Food and Drug Administration (FDA) made a public announcement in August 2007 about differences in cardiac event rates reported from two small, non-blinded, long-term, clinical studies in patients with GERD, comparing anti-reflux surgery with either omeprazole or Nexium treatment. The announcement was in response to a communication sent to all health authorities by us in May 2007. After further assessment, the FDA issued its final assessment of the two studies in December 2007, which stated that the “FDA continues to believe that long-term use of omeprazole or esomeprazole is not likely to be associated with an increased risk of heart problems and recommends that healthcare providers continue to prescribe and patients continue to use these products in the manner described in the labelling for the two products”.

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	55

GASTROINTESTINAL (GI) MEDICINES CONTINUED

We continue to have full confidence in our intellectual property protecting Nexium and will vigorously defend and enforce it.

Patients have benefited from over 889 million treatments with Losec/Prilosec (up to the end of October 2007) since its launch in 1988. Continued sales growth of Losec/Omepral was seen in Japan in 2007. Patent protection for omeprazole, the active ingredient in Losec/Prilosec, has expired (the first patent expiration was in Germany in 1999). We continue to maintain formulation patent property in respect of Losec/Prilosec. Further information about the status of omeprazole patents and patent litigation, including details of generic omeprazole launches, is set out in Note 27 to the Financial Statements on page 158.

Our appeal to the European Court of First Instance regarding the European Commission’s Decision in 2005 to impose fines on us totalling €60 million ($75 million) for alleged infringements of European competition law relating to certain omeprazole intellectual property and regulatory rights is still pending. Further information about this case is set out in Note 27 to the Financial Statements on page 158.

Entocort is increasingly accepted as first-line therapy for mild to moderate, active Crohn’s disease and is approved in 44 countries.

PIPELINE
Our pipeline includes life cycle management initiatives for approved products mentioned above, as well as development compounds. Our focus is on developing novel approaches to treating GERD by inhibition of reflux with or without concomitant treatment of gastro-oesophageal hypersensitivity. During 2007, AZD3355, which inhibits transient lower oesophageal sphincter relaxations, was tested in patients with GERD and showed positive effects in a phase IIa study. The development of AZD3355 in phase II is progressing.

PERFORMANCE 2007
Reported performance
Gastrointestinal sales fell by 3% to $6,443 million in 2007 from $6,631 million in the previous year.

Underlying performance
After excluding the effects of exchange, gastrointestinal sales fell by 6%. Worldwide, Nexium sales fell by 2% to $5,216 million. In the US, Nexium sales for the full year were $3,383 million, down 4%. Estimated volume growth was 2% for the year. Nexium market share in the branded segment of the PPI market increased by 1.5 percentage points in 2007; however, generic omeprazole’s share of the prescription PPI market increased to 27.4% by December 2007, an increase of nearly 7 percentage points since December 2006. Realised prices declined by around 8% for the year. Nexium sales in other markets were up 2% for the full year to $1,833 million, as growth in Emerging Markets more than offset the declines in Western Europe. We expect Nexium sales to be lower in 2008.

For the full year, Losec sales declined by 20% to $1,143 million. Prilosec sales in the US were down 3% to $226 million. Losec sales in other markets were down 24%, although sales increased in Japan and China; sales in these two markets now account for almost 30% of the brand’s performance.

PERFORMANCE 2006
Reported performance
Gastrointestinal sales grew by 4% to $6,631 million, up from $6,355 million in 2005. The performance of Nexium (particularly in the US) more than compensated for the continued decline in Losec/Prilosec sales.

Underlying performance
After excluding the effects of exchange, GI sales grew by 4%.

In the US, Nexium sales increased by 13% to $3,527 million. Dispensed tablet volume for Nexium increased by 17%; all other PPI class brands in aggregate declined by 4%. Nexium volume growth more than offset lower realised prices from contracted sales.

Sales of Nexium in other markets reached $1,655 million for the full year (up 10%) as good volume growth in France and Italy helped mitigate the significant price erosion in Germany. As a result, Europe sales improved by 6% to $1,166 million, whilst Asia Pacific revenues increased by 14% to $195 million, driven by Japan and China.

Losec/Prilosec sales were down 16% to $1,371 million. Prilosec sales were down 12% in the US and Losec sales in other markets were down 17%. Sales in Japan were up 7% at $227 million, whilst sales in China were flat.

DIRECTORS’ REPORT
56	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NEUROSCIENCE MEDICINES

MARKETED PRODUCTS[1]
Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug. It is approved for the treatment of schizophrenia, bipolar mania and bipolar depression. Its overall clinical efficacy and tolerability profile helped make it the leading atypical anti-psychotic in the US.

Zomig (zolmitriptan) is for the treatment of migraine with or without aura.

Diprivan (propofol), an intravenous general anaesthetic, is used in the induction and maintenance of anaesthesia, light sedation for diagnostic procedures and for intensive care sedation.

Naropin (ropivacaine), with its safety and mobility profile, is the world’s best-selling, long-acting local anaesthetic, replacing the previous standard treatment of bupivacaine.

Xylocaine (lidocaine) continues to be the world’s most widely used short-acting local anaesthetic after more than 50 years on the market.

2007 IN BRIEF
>	Seroquel sales up 15% to over $4 billion.

>	Seroquel XR major depressivedisorder and generalised anxietydisorder clinical study data presentedfor the first time. US and EU regulatory submissions planned in 2008.

>	Seroquel XR approved in nine countries,including the US, and progressed through the mutual recognitionprocedure in the EU, for acute andmaintenance treatment of schizophrenia.

>	US regulatory submissions for Seroquel XR for the treatment ofbipolar depression and bipolar mania.

>	AZD3480 entered Phase IIb testingin Alzheimer’s disease and cognitive disorders in schizophrenia.

>	Patent infringement actions commenced against two genericdrug manufacturers in the US following abbreviated new drug applications relating to Seroquel.

>	Numerous personal injury actionsin the US and Canada involving Seroquel being defended vigorously.

[1]	In 2006, we sold our range of US branded anaesthetics and analgesic products to Abraxis BioScience, Inc.. These included Xylocaine™, Polocaine™, Naropin™, Nesacaine™, Sensorcaine™, Astramorph™, EMLA Cream™ and Diprivan™.
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Seroquel	4,027	526	85	3,416	655	-	2,761	15	18	24	24

Zomig	434	18	18	398	47	(1)	352	5	9	13	13

Diprivan	263	(53)	12	304	(62)	(3)	369	(17)	(13)	(17)	(18)

Local anaesthetics	557	(6)	34	529	24	(6)	511	(1)	5	5	4

Other	59	(1)	3	57	(8)	(1)	66	(2)	4	(12)	(14)

Total	5,340	484	152	4,704	656	(11)	4,059	10	14	16	16

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe	US

PN400	naproxen + esomeprazole	signs and symptoms of OA, RA, and AS				1H 2009	1H 2009

AZD3480	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia				2011	2011

AZD3480	neuronal nicotinic receptor agonist	Alzheimer’s disease				2011	2011

AZD6765	NMDA receptor antagonist	depression

AZD2327	enkephalinergic receptor modulator	anxiety and depression

AZD5904	inhibitor of myeloperoxidase (MPO)	multiple sclerosis

AZD3241	inhibitor of myeloperoxidase (MPO)	Parkinson’s disease

AZD0328	selective neuronal	Alzheimer’s disease
nicotinic receptor agonist

AZD1940	CB receptor agonist	nociceptive and neuropathic pain

AZD2624	NK receptor antagonist	schizophrenia

AZD1386	vanilloid receptor antagonist	chronic nociceptive pain

AZD2066	metabotropic glutamate receptors	chronic nociceptive pain

AZD7325	GABA receptor subtype partial agonist	anxiety

AZD6280	GABA receptor subtype partial agonist	anxiety

TC-5619 (Targacept)	neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia

Line extensions

Seroquel XR	D2 /5HT2 antagonist	schizophrenia				Approved	Launched

Seroquel	D2 /5HT2 antagonist	bipolar maintenance				2Q 2008	Filed

Seroquel	D2 /5HT2 antagonist	bipolar depression				1Q 2008	Launched

Seroquel XR	D2 /5HT2 antagonist	generalised anxiety disorder				4Q 2008	2Q 2008

Seroquel XR	D2 /5HT2 antagonist	major depressive disorder				3Q 2008	1Q 2008

Seroquel XR	D2 /5HT2 antagonist	bipolar mania				1Q 2008	Filed

Seroquel XR	D2 /5HT2 antagonist	bipolar depression				1Q 2008	Filed

For discontinued projects see page 30.

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	57

NEUROSCIENCE MEDICINES CONTINUED

WE AIM TO STRENGTHEN OUR NEUROSCIENCE POSITION THROUGH FURTHER GROWTH OF THE SEROQUEL FRANCHISE, BRINGING NEW VALUE TO PATIENTS AND DOCTORS WITH SEROQUEL XR AND BY THE SUCCESSFUL INTRODUCTION OF A RANGE OF LIFE-CHANGING MEDICINES AIMING TO MEET SIGNIFICANT MEDICAL NEED IN PAIN CONTROL, NEUROLOGY AND PSYCHIATRY.

Seroquel and/or other atypical anti-psychotic medications. Further information can be found in Note 27 to the Financial Statements on page 158.

In April 2007, we filed a patent infringement action in the US District Court for the District of New Jersey, seeking an injunction and other remedies against Sandoz, Inc, following receipt of a notice from Sandoz informing us that it had submitted an abbreviated new drug application (ANDA) to the FDA for approval to market a generic version of Seroquel 25mg quetiapine fumarate tablets. In June 2007, we filed a third patent infringement action against Teva Pharmaceuticals USA Inc. in the US District Court for the District of New Jersey following receipt of a notice from Teva that it had supplemented its ANDA for generic Seroquel tablets a second time, adding 50, 150, and 400mg tablets to the application.

As a result of the expiration of 30-month stays during which the FDA may not approve ANDAs, an ‘at risk’ launch by Teva of 25, 100, 200 and/or 300mg quetiapine fumarate tablets may occur in the US in 2008. We continue to have full confidence in our intellectual property protecting Seroquel and will vigorously defend and enforce it. Details of the litigation against generic drug manufacturers in respect of Seroquel are set out in Note 27 to the Financial Statements on page 158.

Zomig is available in a unique range of formulations, offering physicians a choice of ways to provide rapid relief for migraine patients. Zomig remains the prescription market leader in Europe. Zomig Nasal Spray delivers fast pain relief, offering migraine patients with nausea and vomiting an alternative route of administration and now accounts for 7% of Zomig global sales. Zomig Rapimelt is a melt-in-the-mouth formulation offering patients a convenient, orange-flavoured tablet that can be taken without liquid whenever a migraine attack strikes. Zomig Rapimelt now accounts for more than 37% of Zomig global sales.

Diprivan is the world’s best-selling intravenous general anaesthetic. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial-resistant formulation, which is approved in the majority of markets. The EDTA formulation was approved in France in September 2007.

Naropin was approved during the year in the Czech Republic, Mexico, Australia and Finland for extended use in paediatric patients to include neonates and infants aged below one year old.

PRODUCTS
Seroquel is a leading atypical anti-psychotic for the treatment of schizophrenia and bipolar disorder. During their lives, about one person in every 100 will suffer from schizophrenia and about one in 20 will suffer from bipolar disorder. Launched in 1997, we estimate that Seroquel has been prescribed to more than 25 million patients worldwide. Seroquel XR was launched for the treatment of schizophrenia in the US in 2007. It is an extended release formulation that offers patients and doctors a once-daily schizophrenia treatment that can be given at the effective dose range by the second day of treatment. Its clinical development programme and planned regulatory filings extend through bipolar disorder to major depressive disorder (MDD) and generalised anxiety disorder (GAD).

Seroquel remains the most commonly prescribed atypical anti-psychotic in the US, where it is the only anti-psychotic approved as monotherapy treatment for both bipolar depression and bipolar mania. Its benefit/risk profile includes proven efficacy across a range of symptoms in schizophrenia and bipolar disorder as well as a tolerability profile that is differentiated from competitors.

In November 2007, the US Food and Drug Administration (FDA) approved Seroquel XR for the prevention of relapse in schizophrenic patients already benefiting from Seroquel XR treatment. Regulatory submissions for Seroquel XR in the US for the treatment of bipolar mania and bipolar depression were made in December 2007. Data from the studies on which the filings were based will be presented at major scientific congresses in 2008. Regulatory submissions in the EU are planned in these areas in the first quarter of 2008.

Seroquel bipolar maintenance clinical study data were presented for the first time in 2007 at the European Congress of Psychiatry, in Vienna. They showed that patients receiving Seroquel plus baseline treatment (lithium or divalproex) experienced a 72% reduction in the risk of relapse when compared with those receiving baseline treatment alone and this reduction in risk was similar for both manic and depressed events. In July 2007, AstraZeneca submitted a supplementary new drug application to the FDA for a new indication for the use of Seroquel as an adjunct to a mood stabiliser for the maintenance of effect in patients with bipolar disorder, based on data from two similar clinical trials. Pooled data from the bipolar maintenance studies showed a greater incidence of blood glucose increases to hyperglycaemic levels in patients randomised to Seroquel and mood stabiliser than in patients randomised to placebo and mood stabiliser. Appropriate Seroquel labelling revisions have been submitted to regulatory authorities, with implementation subject to local regulatory requirements.

The large Seroquel XR clinical trial programmes for MDD and GAD are planned to enrol more than 7,000 patients in total. They progressed during the year, with completion of the majority of the studies and first presentation of both MDD and GAD data in December 2007 at major international congresses. We expect to make US regulatory submissions in these areas in the first and second quarters of 2008 and EU regulatory submissions in the third and fourth quarters of 2008.

AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, is defending more than 8,100 served or answered lawsuits involving approximately 12,350 plaintiff groups who have filed Seroquel-related product liability claims in the US and Canada. Although the nature of the alleged injuries is not clear from the face of most of the complaints and discovery of the cases is continuing, plaintiffs generally contend that they developed diabetes and/ or other related injuries as a result of taking

DIRECTORS’ REPORT
58	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

NEUROSCIENCE MEDICINES CONTINUED

PIPELINE
Our product pipeline and life cycle management work is focused on the important areas of pain control, psychiatry, analgesia, neurology and anaesthesia. In 2007, we have significantly strengthened the early development pipeline by progressing 10 additional compounds into clinical testing. Although it was decided in 2006 not to start new discovery work in Parkinson’s disease (PD), multiple sclerosis (MS) and neuroprotection in stroke, current projects in development for PD and MS continue as planned.

Pain control
PN400 is a fixed-dose combination tablet of naproxen and esomeprazole which uses proprietary technology licensed from POZEN Inc. through a partnership established in August 2006. It is being developed for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients at risk for developing non-steroidal anti-inflammatory drug (NSAID)-associated gastric ulcers. At least 50% of the 60 million osteoarthritis patients in the US and the five largest European countries are at risk of developing NSAID-associated ulcers.

A phase III trial programme, which was initiated in the third quarter of 2007, is evaluating the incidence of gastric ulcers in at-risk patients with chronic pain taking PN400 versus the ulcer incidence in those taking naproxen alone. A regulatory submission for PN400 in the US is currently planned for the first half of 2009.

Psychiatry
We progressed four compounds, AZD6765, AZD2624, AZD6280 and AZD7325, into clinical development for the treatment of anxiety, schizophrenia and/or depression. We also entered into a collaboration with the University of Texas Southwestern Medical Center at Dallas, US to accelerate scientific discovery and therapeutic advancement for depression.

Analgesia
We have progressed three compounds, AZD2066, AZD1940 and AZD1386 into phase I clinical development for the treatment of nociceptive (caused by tissue damage) and/or neuropathic (caused by nerve damage) pain.

In October 2007, by mutual agreement with NPS Pharmaceuticals, Inc. we decided to end our collaborative efforts to discover and develop drugs targeting metabotropic glutamate receptors (mGluRs). As part of this agreement, we have acquired certain know-how, intellectual property and technology rights from NPS Pharmaceuticals for our exclusive use.

We have established a partnership with the University of Texas M. D. Anderson Cancer Center to develop platforms and clinical targets for new drugs in chronic pain.

Neurology
We continue to expand our research capabilities in positron emission tomography (PET) through our collaboration with the Karolinska Institute in Sweden, providing early signalling of potential efficacy for our Alzheimer’s compounds. In addition, we have established two Alzheimer’s alliances with key US centres, the Banner Alzheimer’s Institute in Phoenix, Arizona and Washington University in St. Louis. Both approaches are focused on the identification and progression of Alzheimer’s disease. We currently have eight development programmes, of which six are in clinical evaluation, in Alzheimer’s disease, cognitive disorders in schizophrenia (CDS) and specific segments of other neuro-degenerative diseases, multiple sclerosis and Parkinson’s disease.

AZD3480, the neuronal nicotinic receptor agent that we licensed from Targacept, Inc. in 2005, has successfully progressed into phase IIb clinical testing in both Alzheimer’s disease and cognitive disorders in schizophrenia (CDS). We have exercised a right to acquire an option from Targacept to take a licence of TC-5619, which Targacept is developing in CDS.

PERFORMANCE 2007
Reported performance
Sales in the Neuroscience therapy area rose by 14% in 2007, up to $5,340 million from $4,704 million in 2006. Seroquel was the principal driver of performance, recording an 18% increase in sales.

Underlying performance
On a constant exchange rate basis, Neuroscience sales grew by 10%. Annual Seroquel sales exceeded $4 billion for the first time in 2007, with full year sales of $4,027 million, up 15% over last year. In the US, Seroquel sales increased by 15% to $2,863 million. Total prescriptions increased by 10% for the year, more than twice the market rate. Market share of total prescriptions in the US antipsychotic market increased to 31.8% in December 2007, up 1.3 percentage points in the last 12 months, with a third of the increase attributable to Seroquel XR in the five months since launch in August. Seroquel sales in other markets were up 16% for the full year as a result of market share gain in most markets.

Zomig sales for the full year increased by 5% in the US (to $177 million) and 4% in other markets, totalling $434 million.

PERFORMANCE 2006
Reported performance
Neuroscience sales grew by 16% to $4,704 million in 2006 from $4,059 million in 2005 with growth in all geographic areas, driven chiefly by Seroquel.

Underlying performance
After excluding exchange effects of $11 million, underlying growth was 16%.

Seroquel sales reached $3,416 million (up 24%). In the US, Seroquel sales were up 24% to $2,486 million. Total prescriptions increased by 12%, well ahead of the market. The Seroquel share of total prescriptions in the US anti-psychotic market increased to 30.2% in December, up 1.7 percentage points over last year. In other markets, sales were up 23%, on good growth in Europe (up 25% to $619 million) and in Asia Pacific (up 15% to $149 million).

Zomig sales increased by 13% to $398 million. Zomig sales comparisons in the US for the full year as compared with 2005 are affected by the resumption of full responsibility from MedPointe, Inc. for US commercialisation in April 2005. Sales for Zomig in the US were up 39%, although total prescriptions declined by 6%. Sales of Zomig in other markets were unchanged.

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	59

ONCOLOGY MEDICINES

MARKETED PRODUCTS
Arimidex (anastrozole) is the world’s leading aromatase inhibitor for the treatment of breast cancer.

Casodex (bicalutamide) is the world’s leading anti-androgen therapy for the treatment of prostate cancer.

Zoladex (goserelin acetate implant), in one- and three-month depots, is the world’s second largest LHRH agonist for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.

Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in non-small cell lung cancer.

Faslodex (fulvestrant) is an injectable oestrogen receptor antagonist for the treatment of breast cancer, with no known agonist effects, that down-regulates the oestrogen receptor.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment outside the US.

Ethyol (amifostine) is used to help prevent certain side effects of specific types of chemotherapy and radiotherapy that are used to treat cancer.

Abraxane® (paclitaxel protein-bound particles for injectable suspension) (albumin-bound), discovered, developed and owned by Abraxis BioScience, Inc., uses a novel technology to deliver paclitaxel for the treatment of breast cancer. We co-promote Abraxane® in the US under an agreement with Abraxis.

2007 IN BRIEF

>	Arimidex sales up 10% to $1.7 billion. It remains the leading hormonal breast cancer therapy in the US, Japan and France.

>	Casodex sales growth continued with total sales of over $1 billion, up 6%.

>	Zoladex sales of over $1 billion, up 4%.

>	ZD4054 progressed into phase III development for hormone-resistant prostate cancer.

>	Phase III trials of Zactima in non-small cell lung cancer (NSCLC) and in medullary thyroid cancer continued.

>	Pivotal trials of Recentin in colorectal cancer (CLC) and NSCLC continued to recruit patients.
PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

Arimidex	1,730	151	71	1,508	338	(11)	1,181	10	15	29	28

Casodex	1,335	74	55	1,206	104	(21)	1,123	6	11	9	7

Zoladex	1,104	39	57	1,008	17	(13)	1,004	4	10	1	–

Iressa	238	(1)	2	237	(30)	(6)	273	–	–	(11)	(13)

Faslodex	214	18	10	186	45	1	140	10	15	32	33

Nolvadex	83	(8)	2	89	(22)	(3)	114	(9)	(7)	(19)	(22)

Abraxane®	62	44	–	18	18	–	–	244	244	–	–

Ethyol[1]	43	43	–	–	–	–	–	n/m	n/m	n/m	n/m

Other	10	(1)	1	10	–	–	10	(10)	–	–	–

Total	4,819	359	198	4,262	470	(53)	3,845	8	13	12	11

[1]	Sales of this MedImmune product are consolidated in AstraZeneca accounts from 1 June 2007. As a result, there are no prior period sales included.

PIPELINE
Compound	Mechanism	Areas under investigation	Phase			Estimated filing date

NCEs			I	II	III	Europe	US

Zactima	VEGF/EGF TK inhibitor	NSCLC				4Q 2008	4Q 2008
with RET kinase activity

Recentin[2]	VEGF signalling inhibitor	NSCLC and CRC				2010	2010
(VEGFR-TKI)

Recentin	VEGF signalling inhibitor	recurrent glioblastoma				2010	2010
(VEGFR-TKI)

ZD4054	endothelin A	hormone-resistant				2011	2011
	receptor antagonist	prostate cancer

Zactima	VEGF/EGF TK inhibitor	medullary thyroid cancer				4Q 2008	4Q 2008
with RET kinase activity

AZD6244	MEK inhibitor	solid tumours
(ARRY-142886)

AZD2281	PARP inhibitor	breast cancer

AZD0530	SRC kinase inhibitor	solid tumours and
haematological malignancies

MEDI-561	Hsp 90 inhibitor	solid tumours					2010

AZD1152	aurora kinase inhibitor	solid tumours and
haematological malignancies

AZD4769	EGFR tyrosine kinase	solid tumours
inhibitor

AZD4877	cell cycle agent	solid tumours and
haematological malignancies

AZD8931	erbB kinase inhibitor	solid tumours

AZD7762	CHK1 kinase inhibitor	solid tumours

AZD8330	MEK inhibitor	solid tumours
(ARRY-424704)

CAT-8015	recombinant immunotoxin	haematological malignancies

MEDI-538	CD19 B cells	leukaemia/lymphoma

Line extensions

Faslodex	oestrogen receptor antagonist	first-line advanced breast cancer

Faslodex	oestrogen receptor	adjuvant
antagonist

Iressa	EGFR-TK inhibitor	NSCLC				2Q 2008

[2]	This compound is in phase II/III development.
For discontinued projects see page 30.

DIRECTORS’ REPORT
60	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ONCOLOGY MEDICINES CONTINUED

WE AIM TO BUILD ON OUR POSITION AS A WORLD LEADER IN CANCER TREATMENT THROUGH CONTINUED GROWTH OF ARIMIDEX, FURTHER LAUNCHES AND LINE EXTENSIONS OF NEWER PRODUCTS SUCH AS FASLODEX, AND THE SUCCESSFUL INTRODUCTION OF NOVEL THERAPEUTIC APPROACHES CURRENTLY IN DEVELOPMENT, INCLUDING BOTH SMALL MOLECULE AND BIOLOGICAL DRUGS.

PRODUCTS
Arimidex continued its strong sales and prescription growth on the basis of the large-scale ATAC study, which first reported in 2001. Data presented at the San Antonio Breast Cancer Symposium in December 2007 showed that, in post-menopausal patients, Arimidex continues to be more effective than tamoxifen, with the difference increasing over time, even after a five-year treatment course. As initial adjuvant therapy, Arimidex is the only aromatase inhibitor shown to be significantly superior to tamoxifen at preventing all breast cancer events beyond the five-year treatment course. (Breast cancer events are defined as locoregional recurrence, distant recurrence or contra-lateral breast cancer).

In several large markets, Arimidex has already replaced tamoxifen as the preferred primary adjuvant treatment for post-menopausal women with hormone-receptor positive, invasive, early breast cancer. In 2007, Arimidex exceeded three million patient years of clinical experience and remains the leading hormonal therapy for new patients in the US, Japan and France. Arimidex is also approved in Europe for a switch indication for patients who have already received two to three years of tamoxifen.

Faslodex offers an additional hormonal therapy for patients with hormone-sensitive, advanced breast cancer, delaying the need for cytotoxic chemotherapy. Faslodex offers an effective, well-tolerated additional treatment with the compliance and convenience benefits of a once-monthly injection. Faslodex is now launched in more than 50 markets. It is approved for the second-line treatment of hormone-receptor positive, advanced breast cancer in post-menopausal women.

Casodex sales growth continued to be driven by the use of Casodex 50mg in advanced prostate cancer; the growth of Casodex 150mg, which is approved for use in locally advanced prostate cancer in over 60 countries; and the growth of Casodex 80mg, which is only available in Japan, where it is approved for all stages of prostate cancer.

The European Medicines Agency’s Committee for Medicinal Products for Human Use reviewed the safety and efficacy of Casodex 150mg during 2007 and concluded in May that its benefits outweigh its risks for the treatment of locally advanced prostate cancer in patients who are at high risk of their disease getting worse.

Zoladex is used for the treatment of prostate cancer (for which it is approved in 105 countries), breast cancer and gynaecological disorders. In non-metastatic prostate cancer, Zoladex is the only luteinising hormone-releasing hormone (LHRH) agonist shown to improve overall survival both when used in addition to radical prostatectomy and when used in addition to radiotherapy. This was further reinforced with the publication of research in September 2007 in the journal ‘Prostate Cancer and Prostatic Diseases’ highlighting the value of Zoladex in helping prostate cancer patients outlive their disease and calling for Zoladex to be considered as a treatment of curative intent.

In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Iressa is used for the treatment of advanced non-small cell lung cancer (NSCLC) in patients who have failed chemotherapy. Following disappointing clinical trial data in 2004 from the ISEL study, in 2005 we voluntarily withdrew the European submission for Iressa and the regulatory authorities in the US and Canada restricted its use to those patients already benefiting from the drug.

In the third quarter of 2007, data from the phase III international INTEREST study comparing Iressa with docetaxel were reported. The study met its primary objective, demonstrating equivalent overall survival for Iressa and docetaxel in patients with pre-treated advanced NSCLC. This is the first time that a drug in this class has shown non-inferior survival to chemotherapy in a head-to-head study in this setting. In addition, Iressa demonstrated a more favourable tolerability profile and superior quality of life for patients compared with docetaxel. Based on these data, we are reviewing options for possible regulatory submissions.

Iressa continues to be marketed in the Asia Pacific region for pre-treated advanced NSCLC. It is currently being investigated in the first-line advanced setting in a large, phase III, pan-Asian trial known as the IPASS study. Further phase II trials are continuing to evaluate the potential benefits of Iressa in NSCLC and other EGF receptor-driven tumours.

Ethyol is used to help prevent certain unwanted side effects of specific types of chemotherapies and radiotherapies that are used to treat cancer. Ethyol was initially approved by the US Food and Drug Administration (FDA) in 1995 to reduce cumulative (kidney) toxicity associated with repeated administration of cisplatin to patients with advanced ovarian cancer. In 1999, the FDA approved the use of Ethyol for the reduction of the incidence of moderate-to-severe dry mouth (xerostomia) in patients undergoing post-operative radiation treatment for head and neck cancer, where the radiation port includes a significant portion of the parotid glands. Xerostomia, both acute and chronic, is a debilitating condition in which saliva production is reduced due to damage caused to the salivary glands by therapeutic radiation. We are the sole marketer of Ethyol in the US. Outside the US we have various distribution and marketing arrangements for the drug. Ethyol has been approved for marketing in 63 countries worldwide, including the US.

DIRECTORS’ REPORT
62	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

ONCOLOGY MEDICINES CONTINUED

MedImmune is continuing the development of CAT-8015 with four phase I dose escalation studies in progress in chronic lymphocytic leukaemia, hairy cell leukaemia, CD22-positive non-Hodgkin’s lymphoma and paediatric acute lymphoblastic leukaemia. CAT-8015 is an immunotoxin that targets CD22, which is expressed on adult cells, B-cell leukaemia and lymphomas.

PERFORMANCE 2007
Reported performance
Oncology sales increased by 13% to reach $4,819 million in 2007, compared with $4,262 million in 2006.

Underlying performance
Excluding the effects of exchange, Oncology sales grew by 8%. Arimidex sales reached $1,730 million, up 10%. In the US, sales of Arimidex rose by 13% to $694 million. Total prescriptions for Arimidex increased nearly 5.3% compared with 1.3% growth in the market for hormonal treatments for breast cancer. Arimidex sales in other markets increased by 8% to $1,036 million. Sales for the full year were up 6% in Western Europe and increased 9% in Japan.

Casodex sales increased by 6% to $1,335 million. Sales in the US for the full year were up 1% to $298 million. Sales in other markets, which account for more than 75% of product sales, were up 8%, on 6% growth in Western Europe and 13% sales growth in Japan.

Iressa sales were unchanged for the full year. Sales in Japan increased 4% for the year; sales in China were up 24%.

Faslodex sales increased 10% to $214 million for the full year, on growth of 3% in the US and 18% sales growth in other markets.

PERFORMANCE 2006
Reported performance
Oncology sales increased by 11% to $4,262 million in 2006 principally due to the continued strong Arimidex performance.

Underlying performance
Excluding the effects of exchange, Oncology sales grew by 12%.

In the US, sales of Arimidex were up 29% to $614 million. Total prescriptions increased by 21%. Arimidex share of total prescriptions for hormonal treatments for breast cancer was 37.5% in December, up 2.7 percentage points during the year. In other markets, Arimidex sales grew by 29% due to an increase in sales in Europe (up 30%) and Asia Pacific (up 27%) on strong volumes.

Casodex sales increased by 9% to $1,206 million. In the US, sales were up 23% to $295 million. Sales in other markets were up 5%, with sales in Japan up 10% to $286 million.

Iressa sales in markets outside the US increased by 10%. Sales in the Asia Pacific region were up 15% to $207 million.

Worldwide sales of Faslodex were up 32% to $186 million, largely due to the 74% increase in Europe. Sales in the US were up 12%.

Zoladex sales exceeded $1 billion for the second year in a row with declines in the US offset by growth elsewhere.

We have recorded alliance revenue of $18 million from our co-promotion arrangements with regard to Abraxane®.

DIRECTORS’ REPORT
64	ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES CONTINUED

WE AIM TO BUILD ON OUR STRONG POSITION IN ASTHMA TREATMENT THROUGH THE GROWTH OF KEY PRODUCTS, PARTICULARLY SYMBICORT, NEW INDICATIONS AND MARKET LAUNCHES AND THE SUCCESSFUL INTRODUCTION OF NOVEL APPROACHES TO OTHER AREAS OF INFLAMMATORY DISEASE SUCH AS SEVERE CHRONIC OBSTRUCTIVE PULMONARY DISEASE (COPD) AND RHEUMATOLOGY.

dosing properties (especially dose uniformity) and to introduce an enhanced dose indicator. The enhanced version was launched as Pulmicort Flexhaler in April 2007. European approvals for the more environmentally friendly HFA-based Pulmicort pMDI were extended in 2007 to cover additional countries, including Spain. Pulmicort Respules is the first and only nebulised corticosteroid in the US for children as young as 12 months. Sales have grown strongly as a result of high medical need in the age group combined with the product’s beneficial profile, which together have strengthened the product’s position as the inhaled corticosteroid of choice for the treatment of children under five with asthma.

Information about our continuing patent infringement action against IVAX in the US, which began in October 2005, in relation to IVAX’s abbreviated new drug application (ANDA) for a budesonide inhalation suspension is set out in Note 27 to the Financial Statements on page 158.

Oxis is a formoterol beta-agonist therapy with a fast onset and long-acting clinical effect for the relief of asthma symptoms. Oxis is added to the treatment regime when corticosteroid treatment alone is not adequate. Oxis is also indicated for symptom relief in COPD.

Rhinocort is a treatment for allergic rhinitis (hay fever). It combines powerful efficacy with rapid onset of action and minimal side effects and is available as a once-daily treatment in the Rhinocort Aqua (nasal spray) and the Turbuhaler dry powder inhaler forms.

In September 2007, we received a letter from Apotex Inc. stating that Apotex had submitted an ANDA for a budesonide nasal spray (32 mcg spray) and that it intended to engage in the commercial manufacture, use and sale of a generic version of Rhinocort Aqua budesonide nasal spray before the expiration of our US FDA Orange Book patents covering Rhinocort Aqua. After investigating the allegations in Apotex’s letter, we decided not to file a patent infringement suit against Apotex. We will not maintain or enforce the patents referred to in the letter and have requested their de-listing from the US FDA Orange Book.

PIPELINE
Our pipeline includes life cycle management initiatives for the approved products mentioned above, as well as development compounds across the whole discovery and development spectrum. We focus on developing new therapies for currently unmet medical needs in COPD, asthma and rheumatology.

PRODUCTS

Symbicort Turbuhaler provides rapid, effective control of asthma and effective reduction of exacerbations, improving symptoms and providing a clinically important improvement in the health of patients with severe COPD.

Symbicort pMDI, approved for the long-term maintenance treatment of asthma in patients 12 years of age and older, was launched in the US in June 2007 to specialists and in July 2007 to primary care physicians. There has been a good uptake of Symbicort in the US, most notably with specialist asthma physicians. Further information about the progress of Symbicort since its launch in the US is set out on page 69 (Geographical Review).

In October 2007, the US Food and Drug Administration (FDA) approved the actuation counter for the pMDI and plans are in place for launch in the US in the second half of 2008. The paediatric and COPD trials for Symbicort pMDI are on track to support the US supplementary new drug applications planned in the second quarter of 2008.

Outside the US, Symbicort for the treatment of asthma is marketed in the Turbuhaler dry powder inhaler and is approved in over 100 countries and launched in more than 70. Symbicort Turbuhaler is also approved in many countries for use in patients with severe COPD, where trial data in two pivotal studies have shown that it reduces exacerbation rates compared to a long-acting bronchodilator alone, and rapidly improves symptoms compared to its mono-components and placebo, providing clinically important improvement in health status.

Following its approval in October 2006, Symbicort SMART, a new approach to managing adult asthma, has been launched in over 40 countries. This treatment concept represents a change from current medical practice. Symbicort contains formoterol, a bronchodilator which is both rapid-acting and long-lasting, coupled with the corticosteroid budesonide, to provide an important anti-inflammatory effect. This approach provides increased asthma control and simplifies asthma management because patients only need one inhaler for both maintenance and relief of asthma symptoms. The Symbicort SMART approach is also a cost-effective treatment option for many healthcare payers. At the end of 2006, Symbicort SMART was endorsed by the Global Initiative for Asthma.

The COMPASS and AHEAD studies, the results of which were published in 2007 and involved over 3,000 and 2,000 patients respectively, along with the COMPASS health economic analysis paper, confirmed that the Symbicort SMART treatment concept is more clinically effective, and more cost-effective compared with the best treatment approach provided by salmeterol/fluticasone (Seretide™) at any dose plus ‘as needed’ short-acting reliever therapy.

In October 2007, following an appeal by a group of generic manufacturers, the European Patent Office (EPO) Technical Board of Appeal revoked the European combination patent for Symbicort for use in asthma. The EPO decision is not expected to have an immediate impact in the EU or any impact on the US and Japanese patents. Symbicort has data exclusivity until at least August 2010 in most major European markets, which means that generics are unlikely to enter the market until some time after this date. In addition, the Turbuhaler device, preferred by many prescribers and patients, has multi-component patent protection until 2019. In the EU, Symbicort Turbuhaler is also protected by two COPD use patents (under appeal and opposition, respectively), which expire in 2018 and an ‘as needed’ (Symbicort SMART) use patent, which expires in 2019.

Pulmicort remains one of the world’s leading asthma medicines and is available in several forms, including the Turbuhaler dry powder inhaler, a pressurised metered dose inhaler and Pulmicort Respules suspension for the treatment of children and infants 12 months and older. In the US, the Pulmicort Turbuhaler has been technically modified to improve

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	65

RESPIRATORY AND INFLAMMATION (R&I) MEDICINES CONTINUED

The development of Symbicort pMDI for COPD and paediatric asthma in the US is on track, with regulatory submissions for both indications scheduled for the second quarter of 2008. Our existing regulatory filings for Symbicort pMDI in the EU for asthma and COPD are scheduled to be supplemented with data supporting two additional strengths in the second half of 2008.

A regulatory submission in Japan for Symbicort for the treatment of asthma in adults and adolescents (from 16 years and above) was filed in May 2007.

Our three-year partnership with Dynavax Technologies Corporation, which began in 2006, continues to pursue opportunities in the field of toll-like receptor 9 (TLR 9) for use in asthma and COPD. Dynavax has unique competence in generating immunostimulatory DNA sequences that activate TLR 9. The alliance should enable us to expand our portfolio of small molecule and biological drugs to treat asthma and COPD.

In February 2007, we announced a major discovery alliance with Argenta Discovery Limited aimed at identifying improved bronchodilators to treat COPD. A team of scientists from each company will collaborate in order to identify long-acting muscarinic antagonist (LAMA) and dual-acting muscarinic antagonist-ß2 agonist (MABA) candidate drugs.

In May 2007, we agreed to acquire the paediatric asthma business of Verus Pharmaceuticals, Inc., which includes the North American rights to CyDex Captisol™ enabled budesonide solution and a proprietary albuterol formulation. This deal also includes the North American rights to the agreement Verus Pharmaceuticals has with PARI, the German medical device company that makes eFlow™, a novel nebuliser. The transaction will potentially allow us to provide patients and carers with new products that may be administered with a smaller, more portable nebuliser that could administer the medicine in less time than the current therapy, thereby improving treatment adherence in paediatric asthma patients.

In July 2007, we established an R&D collaboration with Silence Therapeutics plc, primarily in the respiratory field. The three-year collaboration is intended to discover and develop proprietary siRNA molecules against up to five specific targets provided by AstraZeneca. Silence Therapeutics and AstraZeneca will jointly collaborate in the early phase of identification and optimisation of novel siRNA molecules. We will retain full responsibility for clinical development and commercialisation.

Our early R&I small molecule pipeline includes novel compounds that target high unmet medical needs with a focus on COPD, but also asthma and musculoskeletal diseases. Compounds are in development for both oral administration and inhalation.

MedImmune
Multiple programmes are being pursued by MedImmune to develop targeted treatments for a variety of R&I diseases. An important area of focus is the potential control of asthma symptoms. MedImmune programmes targeting asthma include a phase II trial studying CAT-354, a fully human monoclonal antibody (MAb) targeting interleukin-13 (IL-13) in patients with severe asthma, continuing trials studying MAbs targeting the interleukin-5 receptor (IL-5R) (MEDI-563) and interleukin-9 (IL-9) (MEDI-528), in phase I and II respectively; and an early-stage clinical trial being led by researchers at Yale University studying the role of a chitinase-like protein (YKL-40) as a potential new biomarker for determining asthma severity, and its role in the pathobiology of the disease.

MedImmune is also carrying out a phase I study assessing the safety and efficacy of an anti-interferon-alpha treatment (MEDI-545), which has shown consistent evidence of clinical activity across multiple measures of disease in patients with mild-to-moderate systemic lupus erythematosus.

The first phase I study of CAM-3001 has been initiated to evaluate the safety and tolerability of single doses in patients with rheumatoid arthritis. CAM-3001 is a MAb targeting the alpha sub-unit of the granulocyte-macrophage colony stimulating factor receptor (GM-CSFR). The phase I study is the first clinical trial in which a MAb targeting GM-CSFR is being investigated in this population. During 2007, MedImmune acquired exclusive development rights to the CAM-3001 programme from CSL Limited.

PERFORMANCE 2007
Reported performance
Continued growth from Symbicort drove the increase in reported sales for Respiratory and Inflammation, which grew by 18% from $3,151 million in 2006 to $3,711 million in 2007.

Underlying performance
On a constant exchange rate basis, sales in Respiratory and Inflammation increased by 12%.

Symbicort sales for the full year were up 22% to $1,575 million. Sales in Western Europe were up 16%, with market share up another point in the last 12 months, aided by the rollout of the Symbicort SMART regime and growth from use in COPD. Good growth for the year was achieved in Canada (up 25%) and in Emerging Markets (up 26%). Sales in the US were $50 million since launch at the end of June 2007. Specialist physicians have rapidly adopted the product; nearly 75% of allergists and more than 60% of pulmonary specialists in our target audience have prescribed Symbicort. Share of new prescriptions for fixed combination products was 5.8% in the week ending 18 January 2008; market share of patients newly starting combination therapy is over 11.5%.

Pulmicort sales increased by 10% to $1,454 million. US sales increased 15% for the full year to $964 million. Pulmicort Respules sales in the US were up by more than 20% for the full year, on estimated volume growth of 15%. Of the approximately six million children under the age of eight who are treated for asthma, more than one million benefit from treatment with Pulmicort Respules. Sales in other markets were unchanged for the year.

Rhinocort sales fell by 4% to $354 million, with a 9% decline in the US being compensated by small gains elsewhere.

PERFORMANCE 2006
Reported performance
Sales in the R&I therapeutic area grew by 10% from $2,873 million in 2005 to $3,151 million in 2006. Pulmicort and Symbicort were the major contributors to this growth.

Underlying performance
On a constant exchange rate basis, sales in R&I increased by 10%.

Sales of Symbicort increased by 18% to $1,184 million on continued market growth and share gains in Europe, where sales were $1,018 million. Sales in other markets reached $166 million.

Worldwide sales of Pulmicort were up 11% to $1,292 million. Once again, the primary driver for growth was Pulmicort Respules in the US, where sales were up 24%. Volume growth in the US was approximately 10%, with price changes, managed care rebate adjustments and inventory movements also contributing to the sales growth. Pulmicort sales in the rest of the world were $457 million.

Rhinocort sales were down 7% to $360 million, chiefly on sales of Rhinocort Aqua in the US market (down 9%).

DIRECTORS’ REPORT
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	67

INFECTION MEDICINES CONTINUED

WE AIM TO BUILD A LEADING FRANCHISE IN THE TREATMENT OF INFECTIOUS DISEASES BY INCREASING THE SALES OF THE MARKETED BRANDS SYNAGIS, MERREM AND FLUMIST AND BRINGING NEW PRODUCTS TO MARKET BY EXPLOITING OUR STRUCTURAL AND GENOMIC-BASED DISCOVERY TECHNOLOGIES AND OUR ANTIBODY PLATFORMS.	MedImmune
MedImmune’s industry-leading development of products to prevent paediatric respiratory infectious diseases is continuing. Various positive trial data have been presented during 2007 for its next-generation drug candidate, motavizumab (MEDI-524), a MAb targeting RSV disease. Data from a phase III study comparing motavizumab to Synagis were presented in May 2007 at the Pediatric Academic Societies’ meeting in Toronto, Canada. In August 2007, a placebo-controlled phase III study with motavizumab in full-term native American infants was unblinded due to encouraging preliminary efficacy data. MedImmune submitted a biologics license application (BLA) to the FDA for motavizumab early in 2008. MedImmune is also developing a vaccine against RSV, which is in phase I clinical trials.

Dedicated tuberculosis (TB) research
We are committed to making a contribution to improving health in the developing world. Backed by our skills and experience in infection research, we are working to find a new treatment for TB. We have a dedicated scientific resource in Bangalore, India that is focused on finding a new, improved treatment for TB that will act on drug-resistant strains, simplify the treatment regime (current regimes are complex and lengthy, meaning many patients give up before the infection is fully treated) and be compatible with HIV/AIDS therapies (TB and HIV/AIDS form a lethal combination, each speeding the other’s progress). Over 80 scientists in Bangalore work closely with our infection research centre in Boston, US as well as with academic leaders in the field, and they have full access to all AstraZeneca’s platform technologies, such as high throughput screening and compound libraries. Finding a new treatment is a complex process, but we hope to have identified a candidate drug for testing in man within the next three to four years.

PRODUCTS	PIPELINE

Merrem/Meronem (meropenem) is a carbapenem antibiotic which is active against most bacteria which cause hospital-acquired infections such as pneumonia. Merrem is one of the leading products in the carbapenem market and has a growing share of the intravenous antibiotic market because of its ultra-broad spectrum and the continued low incidence of resistance.

Synagis is used for the prevention of serious lower respiratory tract disease caused by respiratory syncytial virus (RSV) in children at high risk of RSV disease. It is the first monoclonal antibody (MAb) approved in the US for an infectious disease and, since its launch in 1998, it has become the standard of care for RSV prevention, having replaced MedImmune’s first anti-RSV product, RespiGam, a polyclonal antibody that required a four-hour infusion on a monthly basis. A substantial product improvement, Synagis is administered by intra-muscular injection.

FluMist is a live, attenuated nasally delivered vaccine approved for the prevention of disease caused by influenza A and B viruses in healthy children and adults, two to 49 years of age. In January 2007, the US Food and Drug Administration (FDA) approved a refrigerated formulation of the vaccine (previously, only a frozen formulation had been available). In September 2007, the FDA approved the expansion of the label for FluMist to include children two to five years of age, for which the drug had not previously been indicated. The basis for this was a phase III study involving nearly 8,500 children that showed children immunised with FluMist reported 55% fewer cases of influenza compared with children who received the injectable vaccine.

Discovery work at our R&D facility in Boston, US continues to focus on anti-bacterial agents with a novel mechanism of action. The programme is now delivering candidates into the exploratory phase of development.

In January 2007, we announced the acquisition of Arrow Therapeutics Ltd, a biotechnology company focused on the discovery and development of small molecule, anti-viral therapies with a particular focus on hepatitis C. In June 2007, the acquisition of MedImmune, Inc. expanded our infection R&D capability further by providing access to MAb and vaccine technologies. These two transactions have been important strategic steps in strengthening our portfolio of anti-infective treatments and complementing our existing capabilities in anti-bacterials. They also fit with our decision to re-focus our disease area research, with infection now one of our key therapy areas. The acquisitions augment our portfolio with clinical and pre-clinical compounds and programmes. From Arrow Therapeutics, these include a novel anti-hepatitis C virus compound that targets the NS5a protein, AZD2836 (formerly A-831) in phase II.

In line with our announcement in November 2006, the development programme for CytoFab™, our treatment for severe sepsis licensed from Protherics Inc., has been expanded and delayed with the addition of a phase II study programme based on the recently completed new manufacturing methodology. Sepsis is a life-threatening condition resulting from uncontrolled severe infections, which affects an estimated three million people a year worldwide.

DIRECTORS’ REPORT
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GEOGRAPHICAL REVIEW

2007 IN BRIEF
>	The US delivered strong financial performance in 2007 despite a continually challenging market environment. Our brands demonstrated growth and outpaced our competition in nearly all market segments in which we compete.

>	AstraZeneca maintained its market position as the second largest brand name pharmaceutical company in Canada.

>	The rest of the world delivered a strong year, driven by Crestor, Symbicort, Seroquel and Arimidex and high growth in China, Brazil and Mexico.

>	Strong brand performance in Europe continued to offset increasingly effective measures by national governments to contain drug expenditure.

>	In Asia Pacific, our growth was the second highest among the top 10 pharmaceutical companies. In China we continue to rank as the number one multinational pharmaceutical company in the prescription market (HKAPI-Q3 YTD data) and in Australia we climbed to become the second- largest pharmaceutical company.

>	In Japan, AstraZeneca was the second fastest-growing pharmaceutical company amongst the top 15 pharmaceutical companies. This was driven by Casodex, Losec, Arimidex, and strong full-scale launch of Crestor.

>	Sales in the Latin America region increased by 23%, driven by Mexico, Brazil, Venezuela, Central America and the Caribbean.

Statements of competitive position, growth rates and sales
As in the rest of this Annual Report and Form 20-F Information, except as otherwise stated, market information in this Geographic Review regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2007 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. For the US, dispensed new or total prescription data are taken from the IMS Health National Prescription Audit for the 12 months ended 31 December 2007. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates and sales are given at constant exchange rates.

PERFORMANCE
								2007 compared to		2006 compared to
			2007			2006	2005		2006		2005

			Growth			Growth
			due to			due to
		Growth	exchange		Growth	exchange		Growth	Growth	Growth	Growth
	Sales	underlying	effects	Sales	underlying	effects	Sales	underlying	reported	underlying	reported
	$m	$m	$m	$m	$m	$m	$m	%	%	%	%

US	13,366	917	–	12,449	1,678	–	10,771	7	7	16	16

Canada	1,145	54	60	1,031	(11)	66	976	5	11	(1)	6

North America	14,511	971	60	13,480	1,667	66	11,747	7	8	14	15

Western Europe	9,115	282	760	8,073	348	(70)	7,795	3	13	4	4

Japan	1,661	170	(12)	1,503	73	(97)	1,527	11	11	5	(2)

Other Established ROW	715	83	77	555	(3)	(17)	575	15	29	(1)	(3)

Established
ROW	11,491	535	825	10,131	418	(184)	9,897	5	13	4	2

Emerging Europe	1,028	102	95	831	170	(9)	670	12	24	25	24

China	437	91	18	328	50	6	272	28	33	18	21

Emerging
Asia Pacific	749	62	41	646	87	20	539	10	16	16	20

Other Emerging ROW	1,343	223	61	1,059	221	13	825	21	27	27	28

Emerging ROW	3,557	478	215	2,864	528	30	2,306	17	24	23	24

Total Sales	29,559	1,984	1,100	26,475	2,613	(88)	23,950	7	12	11	11

NORTH AMERICA
US
Product performance, clinical trial data, regulatory submissions and product regulation
Notwithstanding the presence of full generic competition to Toprol-XL and the growth in generic omeprazole, sales in the US rose by 7% from $12,449 million in 2006 to $13,366 million in 2007. The combined sales of Nexium, Seroquel, Crestor and Arimidex were $8,364 million in 2007, which represented almost 63% of our total US sales. Symbicort was launched in the year, with sales of $50 million. AstraZeneca is currently the fifth largest pharmaceutical company in the US, with our sales representing a 5% share of US prescription pharmaceutical sales. Sales for Aptium Oncology and Astra Tech rose by 7% and 46% to $402 million and $60 million, respectively.

is not likely to be associated with an increased risk of heart problems and recommended that healthcare providers continue to prescribe and patients continue to use omeprazole or esomeprazole in the manner described in the labelling for the two products.

In 2007, Seroquel further strengthened its leading position as the number one prescribed atypical anti-psychotic on the market, with sales of $2,863 million (up 15%, +15% reported). Seroquel posted total prescription growth of 10% with an increase of 1.5 million prescriptions, nearly twice the rate of market growth for antipsychotics. The robust clinical development programme for Seroquel continues to deliver positive results leading to further differentiation in the market and an enhanced product profile. In May 2007, the FDA granted marketing approval for a sustained-release formulation, Seroquel XR, for the treatment of schizophrenia and this product was successfully introduced to the market in August. In November 2007, the FDA approved Seroquel XR for the maintenance treatment in schizophrenic patients already benefiting from Seroquel XR treatment. In addition to these critical approvals, a supplemental new drug application (sNDA) was submitted to the FDA in July 2007 seeking approval for use of Seroquel as adjunct to mood stabilisers for the maintenance of effect in patients with bipolar disorder and two sNDAs were submitted in December 2007 seeking approval for Seroquel XR in bipolar depression and Seroquel XR in bipolar mania. Submissions are planned for the first half of 2008 supporting indications for Seroquel XR in both major depressive disorder and general anxiety disorder.

Nexium continues to lead the branded proton pump inhibitor (PPI) market for new prescriptions, total prescriptions and total capsules dispensed. Generic omeprazole posted strong growth rates in 2007, capturing most of the market growth and causing price and share erosion across the entire branded PPI market. In the face of generic pressure, Nexium continued to fare better than its branded competitors. In the second half of 2007, Nexium achieved a significant formulary placement with the Department of Defense and enters 2008 with stronger payer coverage than in 2007. In August 2007, the US Food and Drug Administration (FDA) issued an “Early Communication” regarding the results of two small studies. However, in its final assessment, the FDA concluded that Nexium

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GEOGRAPHICAL REVIEW CONTINUED

Crestor continued its volume growth in 2007 despite generic pressure, with sales of $1,424 million. In November 2007, the FDA approved Crestor to slow the progression of atherosclerosis in patients with elevated cholesterol. This new indication is an important differentiator from other products in the cholesterol-lowering market. During 2007, Crestor prescription share continued to grow with cardiologists, whose patient population comprises a high proportion of patients with two or more risk factors, indicating that cardiologists understand and recognise the clinical benefits of Crestor. The entrance of generic simvastatin has had a major impact on the branded statin market, significantly greater than that seen in other therapeutic categories in similar situations in the past. We recognise that that there is a place for generics since they play an important role in health care economics, but we believe generics are not the best choice for all patients. As the market continues to evolve, we believe Crestor will continue to perform well in the changing environment and we remain committed to ensuring that appropriate patients have access to Crestor.

Atacand sales totalled $259 million on an underlying and reported basis.

In 2007, generic versions of the remaining three strengths of Toprol-XL were launched. At the same time as the generic entries, we announced that we had expanded our previously announced supply and distribution agreement with Par Pharmaceutical Companies, Inc.. Par began distribution of an authorised generic version of the 50, 100 and 200mg dosage strengths of metoprolol succinate extended-release tablets in the US. Par had begun distributing a 25mg authorised generic of metoprolol succinate in November 2006. In an appeal to a previously reported patent decision, the Federal Court of Appeals for the Federal Circuit upheld the lower court decision regarding double patenting but reversed the decision relating to unenforceability. We requested reconsideration of this decision, but this was denied.

Arimidex continued to perform well with sales up 13% (+13% reported) to $694 million for the full year. Arimidex continues to be the market leader in total and new prescriptions for hormonal treatments for breast cancer in the US market.

Pulmicort Respules, the only inhaled corticosteroid for the treatment of asthma approved in the US for children as young as 12 months, has experienced strong sales growth of 22% over the previous year. In October 2007, a new 1mg strength was launched to provide physicians with an additional option to control paediatric asthma.

Symbicort pMDI was launched in the US in June 2007 to specialists, and in July 2007 to primary care physicians. For the week ending 18 January 2008, Symbicort achieved an overall new prescription (NRx) share of the inhaled corticosteroid/long-acting beta-agonist market of 5.8%. Among allergists, the NRx share was 12.1% of that market. Aided awareness amongst all targeted physicians is high and a broad base of prescribers is being built with more than 30,000 physicians now having used Symbicort. More than 10% of patients who are new to combination therapy have been prescribed Symbicort.

In October 2007, the FDA approved the actuation counter for the Symbicort pMDI and we plan to launch this in the US in the second half of 2008. The paediatric and COPD trials for Symbicort pMDI are on track to support the sNDA submissions planned in the first half of 2008.

In the US, the passage of the FDA Amendments Act (FDAAA) in September 2007 has a potentially wide-ranging impact on the industry. In addition to re-authorising the Prescription Drug User Fee Act, the Best Pharmaceuticals for Children Act and the Pediatric Research Equity Act, the FDAAA contains a number of provisions that substantially increase the authority and enforcement options of the FDA, including but not limited to expanded authority regarding pharmacovigilance, post-marketing safety surveillance, clinical trial registration and results posting and review of direct-to-consumer advertising.

Medicare Part D prescription drug benefit
The implementation in 2006 of Part D of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 increased the overall volume of pharmaceuticals dispensed in the US in 2006. The increase in prescription volume experienced in 2006 was attributed to the start-up of a new programme. In 2007, the Medicare Part D programme maintained high levels of enrolment and beneficiary satisfaction, and achieved prescription volume growth similar to other mature markets. Through our broad patient access approach to Medicare Part D contracting, our inclusion on Medicare Part D formularies continues to be strong, allowing a large segment of the patient population access to our medicines.

Although Medicare Part D to date has had a limited effect on pricing in the broader US market, it is difficult to predict fully the longer-term effects of this initiative on our business. Pressure on pricing and access is, however, generally increasing in the US, driven, for example, by an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers and changes in pharmaceutical benefit design.

We continue to support My Medicare Matters, the community based outreach and education programme, in partnership with the National Council on Aging (NCOA). In 2007, My Medicare Matters and AstraZeneca received several awards. These included the NCOA Arthur Fleming Award for Public-Private Partnership, given for the first time to a pharmaceutical company, and the Silver Anvil Award, sponsored by the Public Relations Society of America, for a public relations campaign supporting public service partnerships. Activities in 2007 included demonstration grants to nine community-based organisations piloting innovative and effective outreach strategies to low-income-subsidy beneficiaries and enhancements to the award winning MyMedicareMatters.org website, as well as launch of an online community for professionals.

Canada
During 2007, four products contributed combined sales of over $713 million (Crestor $281 million, Nexium $181 million, Seroquel $149 million, and Atacand $102 million), with Crestor, Seroquel and Nexium among the top 20 prescription products in Canada by sales. Total sales for 2007 were $1,145 million, which is up an underlying 5% (+11% reported) from the same period last year.

We maintained our market position as the second largest brand name pharmaceutical company in Canada. Crestor maintained its number two ranking in the statin market and was the fastest-growing product in both new and total prescription segments (39% and 44% growth respectively). Sales growth was supported by the Crestor ‘Healthy Changes Support Program’, which helps patients to understand better and improve the management of their cholesterol and to develop a healthier lifestyle.

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GEOGRAPHICAL REVIEW CONTINUED

Seroquel remains the leader in new and total prescriptions within the atypical anti-psychotics market. Atacand continues to outperform the anti-hypertensive market, with new prescription growth of over 15%, compared with market growth of only 5%.

Several key regulatory approvals were achieved in Canada in 2007. Seroquel XR was approved for the management of manifestations of schizophrenia. Nexium received several key regulatory approvals including two paediatric indications (ages one to 11 years and 12 to 17 years), an on-demand indication and finally an indication for Zollinger-Ellison syndrome. Symbicort Turbuhaler and Oxeze Turbuhaler received competitive class-labelling updates to incorporate recent long-acting beta-agonist safety information.

REST OF THE WORLD
Sales in the rest of the world performed strongly, up 8% to $15,048 million (+16% reported). Key products (Crestor, Symbicort, Seroquel and Arimidex) delivered strong performance, up 20% against 2006 (+30% reported). Latin America, Middle East and Africa, and Asia Pacific delivered particularly strong sales, up 18% (+24% reported).

Established rest of the world
Sales in the Established rest of the world area grew by 5% (+13% reported), with good growth from Symbicort, Crestor, Seroquel and oncology products (together with the effect of Synagis) offsetting declines in proton pump inhibitors (PPI) products in Western Europe, and growth in Japan from Crestor and oncology products.

Western Europe
We saw modest growth of 3% (+13% reported) overall in Western Europe, which is the balance of strong growth in Spain (+7%, +17% reported) and the UK (+8%, +18% reported), and government initiatives to contain drug expenditures in an increasing number of countries. The inclusion of Synagis sales outside the US in Western Europe benefited underlying growth by 2% (2% reported), as discussed below. We have undertaken a strategic review of the sales and marketing resources required in Europe for the next three years. This review has identified a number of different programmes, which have reduced total headcount by 1,957 positions. The total costs of restructuring is $210 million, with $161 million charged in 2007.

Overall our sales in France ($1,794 million) were maintained at the same level as 2006. We saw good sales growth for our primary care brands Crestor (underlying +41%, +54% reported) and Symbicort (underlying +6%, +16% reported), each of which gained significant market share from competitors.

In Germany, sales of $1,233 million were down 3% (+6% reported), mostly due to the roll-over of last year’s government interventions. Most affected was Nexium (underlying -17%, -9% reported) where price pressure and drive for generic prescription remained high. Symbicort, however, for the first time achieved value market leadership (15% underlying growth, +26% reported) with 42% of the market for fixed combination long-acting beta-stimulants and inhaled corticosteroids. Seroquel continued to grow well with 13% underlying growth (+24% reported) reaching 20% of the market for atypical anti-psychotics.

In the UK, sales were $1,004 million (up 8%, +18% reported), driven by Crestor (underlying +7%, +18% reported), Symbicort (underlying +42%, +55% reported), Seroquel (underlying +12%, +22% reported), and Arimidex (underlying +15%, +25% reported). Many of our other brands also performed well with Merrem (+32%, +46% reported) being of particular note. Competition in the market remained intense but our key brands gained market share in their respective segments. Especially strong were Seroquel and Symbicort achieving gains of two and one percentage points respectively. The UK Government and pharmaceutical industry have entered into ‘terms of reference’ discussions concerning potential changes to the pricing and reimbursement scheme. Negotiations are expected to be completed in 2008.

In Italy, Crestor and Symbicort increased the sales by 16% (+27% reported) and 3% (+13% reported) respectively while speciality care brands also enjoyed healthy rises with Seroquel increasing the sales by 6% (+16% reported) with 19% of the market for atypical anti-psychotics and Arimidex increasing sales by 8% (+18% reported) with 53% of the market for aromatase inhibitors and tamoxifen. However, overall sales declined by 6% (+2%

reported) to $1,294 million as a result of reference pricing at the regional level on PPIs and measures to control their prescribing by physicians. Nexium sales fell by 24% (-17% reported) and Losec by 37% (-31% reported).

In Spain, sales of $868 million were driven by Nexium (+46%, +60% reported), Symbicort (+17%, +28% reported) and Seroquel (+21%, +32% reported), whilst Arimidex and Casodex maintained a high share of their respective markets.

A summary of government cost-containment measures in Europe and their impact on our business can be found on page 32.

Synagis sales outside of the US are undertaken on our behalf through a subsidiary of Abbott Laboratories based in The Netherlands. Revenue from this arrangement amounted to $169 million. We estimate that about 40% of the underlying sales arise in Western Europe, about 35% in Japan and over 10% in Canada. Strong growth has been recorded in Latin America in 2007.

Japan
In Japan, our market share ranking has improved from number 13 in 2006 to number 11 in 2007. We were the second fastest-growing pharmaceutical company amongst the top 15 pharmaceutical companies. Strong volume growth from key products offset the biennial government review of drug prices to deliver sales of $1,661 million, representing underlying growth of 11% (11% reported). The key drivers of this were the oncology portfolio, particularly Arimidex (underlying +9%, +9% reported), Casodex (underlying +13%, +12% reported) and Zoladex (underlying +7%, +6% reported), together with Losec/Omepral (underlying +7%, +7% reported) and the successful full-scale launch of Crestor.

There has been a positive move towards the acceptance of non-Japanese Asian data as part of the regulatory approval package for Japanese patients. The Ministry of Health, Labour and Welfare (MHLW) has established a study team, with a remit to propose basic policies for the mutual acceptance of clinical data from Korea, China and Japan within the next two to three years. In addition, MHLW guidance issued in September 2007 facilitates earlier participation by Japan in international clinical studies.

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GEOGRAPHICAL REVIEW CONTINUED

Other Established rest of the world
Australia
In Australia, in the second quarter of 2007 we moved from third to second in the market in terms of sales, with the launches of Crestor (in December 2006) and Symbicort SMART (in January 2007) driving sales to $638 million for the full year with growth of 17% (+31% reported). On an underlying basis, the four key brands, Arimidex, Seroquel, Atacand and Nexium, grew by 14% (+27% reported).

Emerging rest of the world
Sales in emerging markets increased 17% (+24% reported) for the full year, accounting for nearly 45% of total sales growth outside the US market. Sales in Emerging Europe were up 12% (+24% reported). Sales in China increased 28% (+33% reported).

Emerging Europe
Russia and Turkey are the two major countries in Emerging Europe, which delivered the sales growth of 21% (+31% reported) and 14% (25% reported) respectively. The strong growth of Russia was led by the sales of Merrem, Arimidex and Symbicort, whilst in Turkey growth was driven by Crestor and Nexium.

China
In China, the growth and expansion strategy of the past four years has continued to build our presence and sales (including Hong Kong) exceeded $400 million for the first time in 2007. We are the largest multinational pharmaceutical company in the prescription market in China, as surveyed by the Hong Kong Association of the Pharmaceutical Industry, with a growth rate for prescription sales of 28% (+33% reported). During 2007, our investments in China increased with further growth in the number of medical representatives, the opening of an innovation discovery research centre in Shanghai and the announcement of several external collaborations, including a new clinical pharmacology unit in Peking University and a translational science laboratory in Guangdong Province People’s Hospital.

Emerging Asia Pacific
In the Emerging Asia Pacific region, overall sales were up 10% (+16% reported) to $749 million in 2007.

Strong growth was seen in India, Indonesia, Malaysia, Singapore and Vietnam, where market dynamics continue to be positive.

In the Philippines and Thailand an uncertain market environment slowed our growth.

Latin America
Our business in Latin America enjoyed strong sales performance of $947 million, up 23% (29% reported), mainly driven by Mexico, Brazil, Venezuela, Central America and the Caribbean. As a result, our market share grew to 3% in the prescription market, taking us to the number nine position in the rankings of the prescription market.

This is the result of the investment made to develop our key products in fast-growing markets. Nexium, Seroquel, Crestor and Symbicort all showed strong performance with overall sales of $303 million, which is up 48% versus last year (56% reported). Nexium is our number one prescription product in Latin America with overall sales of $144 million (up 49%, 54% reported). Crestor is now the number four prescription product with overall sales of $84 million (up 40%, 47% reported).

Mexico continued to be our largest market in the region, with sales of $334 million (up 17%, +17% reported). Our share in the prescription market moved up to 4% and we moved up to the number nine position in the rankings.

In Brazil, sales were $330 million with an underlying growth of 19% (+33% reported). The best-selling brand was Zoladex with sales of $47 million, followed by Crestor with sales of $35 million and Nexium with sales of $31 million. Our share in the prescription market in Brazil maintained 3% and we moved up to the number 10 position in the rankings.

Middle East and Africa
Our business in the region continued to grow strongly with 23% underlying growth (26% on a reported basis), driven primarily by strong sales of the key brands Nexium, Symbicort, Crestor and Seroquel. We have continued to make selective investments in infrastructure and people across a number of markets, particularly Algeria and Egypt.

ADDITIONAL INFORMATION
ASTRAZENECA ANNUAL REPORT AND FORM 20-F INFORMATION 2007	203

GLOSSARY CONTINUED

gastro-oesophageal reflux disease (GERD) A condition where gastric juices, containing acid, travel back from the stomach into the oesophagus.
generalised anxiety disorder (GAD) A neurotic illness characterised by chronic and persistent apprehension and tension.
GIA Group Internal Audit, our internal audit function.
glioblastoma A type of primary brain tumour.
gross margin The margin, as a percentage, by which sales exceed the cost of sales, calculated by dividing the difference between the two by the sales figure.
Group AstraZeneca PLC and its subsidiaries.
head-to-head study A clinical trial in which two different treatments are directly compared with each other. (For drugs under development, this is often a comparison with a marketed drug that is seen to be the gold standard).
high-density lipoprotein cholesterol (HDL-C) Cholesterol carried in the blood by HDL back to the liver, sometimes referred to as ‘good’ cholesterol.
high-throughput screening The process of using automated tests to search quickly through large numbers of substances for desired binding or activity characteristics.
HKAPI Hong Kong Association of the Pharmaceutical Industry.
hormone A chemical messenger carried in the blood which produces a biological effect at its site of action.
human papilloma virus (HPV) A group of viruses that can cause cervical cancer.
hydrochlorothiazide (HCTZ) A water pill (thiazide diuretic) that helps prevent the body from absorbing too much salt, which can cause fluid retention.
hydrofluoroalkanes (HFAs) New propellants for metered-dose inhalers that are more environmentally friendly than the current CFC-based inhalers.
hyperglycaemic The condition of abnormally high levels of glucose in the blood.
hypertension High blood pressure.
IAS International Accounting Standards.
ICH The International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, which brings together regulators and pharmaceutical industry experts from the three ICH regions (Europe, the US and Japan) to discuss scientific and technical aspects of drug registration.
IFRS International Financial Reporting Standards.
immunosuppressed A condition in which the response of the immune system is reduced.
IMS Health Inc. Provider of global pharmaceutical market data.
inside information Precise, confidential, share-price sensitive information which relates to the Group.
IR Immediate release.
ischaemic heart disease A chronic disease caused by insufficient blood supply to the heart muscles via the coronary arteries.
KPI Key performance indicator.
large molecule A general term used to describe pharmaceutical R&D using biology and biological methods and materials to discover and develop new medicines. Biological molecules are large compared with chemical molecules.
Lean Sigma™ A business improvement methodology.
leukotriene receptor antagonist A non-steroidal asthma medication taken over the long term and shown to reduce use of inhalers etc. and may also allow the asthmatic to reduce high doses of inhaled steroids.
LIBID London Interbank Bid Rate.
LIBOR London Interbank Offered Rate.

line extension A new formulation, indication or presentation of a marketed product.
Lipid Another word for fat. Lipids are one of the main constituents of plant and animal cells.
low-density lipoprotein cholesterol (LDL-C) Cholesterol that is carried in the blood by LDL, sometimes referred to as ‘bad’ cholesterol.
LSE London Stock Exchange plc.
luteinising hormone-releasing hormone (LHRH) A naturally occurring hormone that controls sex hormones in both men and women.
LHRH agonist A drug that mimics the effect of LHRH.
major depressive disorder (MDD) Depression where five or more symptoms of depression are present for at least two weeks.
Markman hearing A pre-trial hearing in the US in which judges hear from both parties as to the appropriate meaning of relevant key words used in the claims of a patent.
marketing authorisation application (MAA) An application for authorisation to place medical products on the market. This is a specific term for the EU/EEA markets.
Medicaid A US health insurance programme for individuals and families with low incomes and resources. It is jointly funded by the states and federal government, and is managed by the states.
Medical and Healthcare Products Regulatory Agency (MHRA) The UK regulatory authority, a government agency, for medicines and medical devices.
Medicare A US health insurance programme for US citizens aged 65 or older, US citizens under age 65 with certain disabilities, and US citizens of all ages with permanent kidney failure requiring dialysis or a kidney transplant. Recently, Medicare began offering prescription drug coverage under Part D of the Medicare Prescription Drug Benefit.
metabolic syndrome A combination of medical disorders that increase one’s risk of cardiovascular disease.
metastatic disease Disease that has spread from one part of the body to another.
MHLW The Japanese Ministry of Health, Labour and Welfare.
minority interests Share of profits that belong to non-AstraZeneca shareholders in partially-owned subsidiaries.
monoclonal antibodies (MAbs) An antibody derived from a single clone of cells; all antibodies derived from such a group of cells have the same sequence of DNA.
monotherapy Treatment where only one agent is given.
moving annual total (MAT) A figure that represents the financial value of a variable for 12 months.
multiple sclerosis (MS) Progressive deterioration of the nervous system.
multiple unit pellet system (MUPS) A formulation in which each dose is subdivided into hundreds or thousands of smaller units with modified release properties.
myocardial infarction (MI) A heart attack.
myocardial ischaemia See ischaemic heart disease.
nasal polyp A growth attached to the lining of the nose.
National Council on Aging (NCOA) A US non-profit organisation that helps older people to, amongst other things, stay healthy.
NCI US National Cancer Institute.
nebulised corticosteroid A steroid drug administered as tiny droplets in water vapour.
neurology The scientific study of the structure or function of the nervous system and brain.

new chemical entity (NCE) A new, pharmacologically-active chemical substance. The term is used to differentiate from line extensions and existing drug products.
new drug application (NDA) An application to the US Food and Drug Administration for approval to market a new medicine in the US.
non-Hodgkin’s lymphoma Cancer arising from a type of white blood cell called lymphocytes. The disease can develop in organs related to the lymphatic system.
non-small cell lung cancer (NSCLC) A term covering three distinct types of lung cancer.
non-steroidal anti-inflammatory drugs (NSAIDs) Medicines that relieve pain and reduce inflammation when used over a period of time.
normotensive Indicating a normal arterial blood pressure.
NYSE New York Stock Exchange.
odontology A science dealing with the teeth, their structure, development and diseases.
oncology The study of cancer.
operating costs Distribution costs; research and development costs; and selling, general and administrative costs.
operating profit Sales, less cost of sales, less operating costs, plus operating income.
Orange Book A publication of the US Food and Drug Administration that lists the patents relating to drugs approved for marketing and sale in the US, including patents which protect active ingredients.
Ordinary Shares Ordinary Shares of $0.25 each in the capital of the Company.
osteoarthritis (OA) A joint disease which causes degeneration of the cartilage that lines the joints.
outcomes study A clinical trial (usually large) assessing the effect of a drug in preventing or delaying a specific and important medical event (for example the occurrence of a heart attack).
over the counter (OTC) A term used for medicines that can be purchased without a prescription.
palliative Treatment that has no curative intent but is given to maintain quality of life and to relieve suffering.
parenteral Administered by injection (for example intravenous, sub-cutaneous and intramuscular).
Parkinson’s disease A neurological disorder caused by degeneration of or damage to nerve cells in the brain.
perennial rhinitis A year round inflammatory nasal disorder.
Peripheral or cutaneous T-cell lymphoma (PCTL/CTCL) Both are specific types of non-Hodgkin’s lymphoma.
phage The abbreviation for bacteriophage, a virus that infects bacteria.
phage display A test to screen for protein interactions using multiple gene sequences and bacteriophages.
Pharmaceutical and Medical Devices Agency (PMDA) The Japanese regulatory authority for medicines and medical devices, part of the MHLW.
Pharmaceutical Research and Manufacturers of America (PhRMA) The principal US pharmaceutical industry association.
pharmacogenomics A biotechnological science that combines the techniques of medicine, pharmacology and genomics and is concerned with developing drug therapies to compensate for genetic differences in patients which cause varied responses to a single therapeutic regimen.
pharmacokinetics The study of what the body does to a drug.
pharmacology The study of how drugs affect a living organism.

Trade marks
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies. Trade marks of companies other than AstraZeneca appear with a® or™ sign and include: Abraxane®, a registered trade mark of Abraxis BioScience, Inc.; Aspirin™, a trade mark of Bayer AG; Avastin™, a trade mark of Genentech, Inc.; BiTE™, developed by Micromet, Inc. and MedImmune, Inc.; Cubicin™, a trade mark of Cubist Pharmaceuticals, Inc.; CyDex Captisol™, a trade mark of CyDex Pharmaceuticals Inc.; CytoFab™, a trade mark of Protherics, Inc.; Herceptin™, a trade mark of Genentech, Inc.; Humira™, a trade mark of Abbott Biotechnology Ltd.; Lean Sigma™, a trade mark of Smallpiece Enterprises Limited; Prinivil™, a trade mark of Merck & Co., Inc.; Seretide™, a trade mark of GlaxoSmithKline; Taxotere™, a trade mark of Aventis Pharma SA; TriCor™, a trade mark of Fournier Industrie et Santé; Zocor™, a trade mark of Merck & Co., Inc.; and Zyprexa™, a trade mark of Eli Lilly and Company.

Use of terms
In this Annual Report and Form 20-F Information, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

Statements of dates
Except as otherwise stated, references to days and/or months in this Annual Report and Form 20-F Information are references to days and/or months in 2007.

Statements of competitive position
Except as otherwise stated, market information in this Annual Report and Form 20-F Information regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2007, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. For the purposes of this Annual Report and Form 20-F Information, references to the world pharmaceutical market or similar phrases are to 52 countries contained in IMS Health’s MIDAS Quantum database, which amount to approximately 95% (in value) of the countries audited by IMS Health.

Statements of growth rates, sales and market data
Except as otherwise stated, growth rates and sales in this Annual Report and Form 20-F Information are given at constant exchange rates (CER) to show underlying performance by excluding the effects of exchange rate movements. Market data are given in actual US dollars.

AstraZeneca websites
Information on or accessible through our websites, including astrazeneca.com, astrazenecaclinicaltrials.com, medimmune.com and cambridgeantibody.com, does not form part of this document.

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